                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                    Filing No. 3 for the month of June 2002



                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

       40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
         -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F __
                   -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __            No  X
                              ---

                           BELZBERG TECHNOLOGIES INC.

         Belzberg Technologies Inc. filed the following document with the Ontario Securities Commission:

         1. Final Prospectus dated June 12, 2002 relating to the distribution of 2,730,000 units of securities of Belzberg Technologies Inc. to be issued on the exercise of Special Warrants.

         The above-referenced documents are filed as exhibits to this Form 6-K.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 17, 2002


                                      BELZBERG TECHNOLOGIES INC.


                                      By: /s/ Lawrence Cyna
                                          --------------------------------
                                          Lawrence Cyna
                                          Chief Financial Officer

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

                                   Prospectus

New Issue                                                        June 12, 2002

                                     [LOGO]

                           BELZBERG TECHNOLOGIES INC.

                   2,730,000 Units of securities to be issued
                       on the exercise of Special Warrants

This prospectus relates to the distribution of 2,730,000 units (the "Units") of securities of Belzberg Technologies Inc. (the "Corporation"), each Unit consisting of one common share in the capital of the Corporation (a "Common Share") and one-quarter of one Common Share purchase warrant (a "Share Purchase Warrant") to be issued without additional payment upon the exercise or deemed exercise of the special warrants (the "Special Warrants") previously issued by the Corporation pursuant to prospectus exemptions. The Special Warrants were sold to investors pursuant to an underwriting agreement dated as of April 1, 2002 between Haywood Securities Inc. and Sprott Securities Inc. (collectively, the "Underwriters") and the Corporation at a price of $5.25 per Special Warrant. The issue price of the Special Warrants was determined by negotiation between the Corporation and the Underwriters.

Subject to adjustment in certain events, each whole Share Purchase Warrant will entitle the holders thereof to purchase one Common Share, at any time on or before October 16, 2003, at a price of $5.50 per share.

The Special Warrants are exercisable by the holders thereof at any time on or before 5:00 p.m. (Toronto time) (the "Expiry Time") on the date which is the earlier of: (i) the fifth business day after the date that a receipt is issued by the Ontario Securities Commission (the "Commission") for the final prospectus qualifying the securities to be issued upon exercise of the Special Warrants; and (ii) August 16, 2002. Any Special Warrants not exercised as at the Expiry Time will be deemed to have been exercised by the holder, without any further action on the holder's part, immediately prior to such time. See "Plan of Distribution".

The outstanding Common Shares of the Corporation are listed on The Toronto Stock Exchange (the "TSX") under the symbol "BLZ". The closing price of the Common Shares on the TSX on June 11, 2002, was $4.66. The TSX has approved the listing of the Common Shares issuable upon exercise of the Special Warrants and the Share Purchase Warrants subject to the Corporation fulfilling all the requirements of such exchange.

===================   ============ ==================== ===================
                         Price     Underwriters' Fee(1)    Net Proceeds(2)
-------------------   ------------ -------------------- -------------------
Per Special Warrant      $5.25            $0.315           $4.935
-------------------   ------------ -------------------- -------------------
Total                 $14,332,500        $859,950        $13,472,550
===================   ============ ==================== ===================

1. The Corporation has issued to the Underwriters compensation warrants (the "Compensation Warrants") which entitle the holders thereof to acquire, without additional consideration, on or before the Expiry Time compensation options (the "Compensation Options") which entitle the holders to purchase at any time on or before October 16, 2003, 177,450 Units at a price of $5.25 per Unit. This prospectus also qualifies the distribution of the Compensation Options. See "Plan of Distribution".

2.       Before deducting expenses of the issue estimated at $200,000.

3. The Corporation intends to allocate, for income tax purposes, $0.01 of the purchase price of a Special Warrant to the fractional Share Purchase Warrants issuable thereunder and the balance to the purchase price of the Common Shares.

Investment in the securities issued on the exercise of the Special Warrants should be considered speculative due to various factors. See "Risk Factors".

Definitive certificates evidencing Common Shares and Share Purchase Warrants will be available for delivery upon the exercise or deemed exercise of the Special Warrants. Certain legal matters in respect of this offering have been passed upon for the Corporation by Blake, Cassels & Graydon LLP, Toronto, Ontario and for the Underwriters by Fogler, Rubinoff LLP, Toronto, Ontario.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY                                                          3

SELECTED FINANCIAL INFORMATION                                              4

THE CORPORATION                                                             5

BUSINESS OF THE CORPORATION                                                 6

CONSOLIDATED capitalization                                                12

DESCRIPTION OF SHARE CAPITAL                                               13

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES                            14

PRIOR SALES AND NORMAL COURSE ISSUER BID                                   14

MANAGEMENT OF THE CORPORATION                                              15

EXECUTIVE COMPENSATION                                                     16

DIVIDEND POLICY                                                            19

PRINCIPAL SHAREHOLDERS                                                     19

PLAN OF DISTRIBUTION                                                       19

DESCRIPTION OF SHARE PURCHASE WARRANTS                                     20

USE OF PROCEEDS                                                            21

SELECTED FINANCIAL INFORMATION                                             21

MANAGEMENT'S DISCUSSION AND ANALYSIS                                       22

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS                31

RISK FACTORS                                                               31

MATERIAL CONTRACTS                                                         35

AUDITORS, TRANSFER AGENT AND REGISTRAR                                     35

PURCHASER'S STATUTORY RIGHTS                                               35

CONTRACTUAL RIGHT OF ACTION                                                35

AUDITORS' REPORT                                                           36

FINANCIAL STATEMENTS OF THE CORPORATION                                    37

CERTIFICATE OF THE CORPORATION                                             66

CERTIFICATE OF UNDERWRITERS                                                67

                               PROSPECTUS SUMMARY

         The following is a summary of the principal features of this distribution and should be read with the more detailed information and financial data and statements contained elsewhere in this prospectus. All references to dollar amounts in this prospectus are in Canadian dollars unless otherwise indicated. In addition to this Summary, investors are urged to read carefully the entire prospectus, especially the disclosure of risk of investing in our securities under "Risk Factors".

                                 THE CORPORATION

         The Corporation is a provider of advanced electronic trading systems, including order management and routing software, to financial institutions and securities exchanges. Our customers, which include both stock brokers and their customers, use our trading software to buy and sell equities, options and futures on a variety of stock exchanges, electronic communication networks ("ECNs") and through NASDAQ market makers. Our products enable traders to execute and manage large volumes of transactions with great reliability and security. In addition to our technology, we offer low cost trade execution through a subsidiary which is an agency-only broker-dealer in the United States that is a member of the Chicago Board Options Exchange ("CBOE"), International Stock Exchange ("ISE"), the Chicago Stock Exchange ("CHX") and the Cincinnati Stock Exchange ("CSE").

         Our customers, which include both major brokerage houses and their institutional clients, use all or a subset of our trading products to automate their order execution, basket trading, arbitrage, retail order management, and real-time inventory management.

         Our main objective is to become the leading provider of exchange connectivity and intelligent order routing systems enabling high-reliability, high-volume and high-security transaction routing and order management for financial institutions and stock exchanges worldwide.


                                  THE OFFERING

Issue: 2,730,000 Units, each Unit consisting of one Common Share and one-quarter of one Share Purchase Warrant issuable upon the exercise, or deemed exercise, of 2,730,000 Special Warrants previously issued at a price of $5.25 per Special Warrant. See "Plan of Distribution".

Special Warrants: Subject to adjustment, each Special Warrant entitles the holder thereof to acquire, without additional cost, one Unit at any time on or before the Expiry Time. Any Special Warrants not exercised by the Expiry Time will be deemed to be exercised by the holder, without any further action on the holder's part, immediately prior to such time. See "Plan of Distribution".

Share Purchase    Subject to adjustment in certain events, each whole Share
Warrants:         Purchase Warrant will entitle the holders thereof to purchase one Common Share, at any time on or before October 16, 2003, at a price of $5.50 per share.

Use of Proceeds:  The net proceeds received by the Corporation from the issue of the Special Warrants, after deducting the fee paid to the Underwriters and expenses of this offering, were approximately $13,272,550. The net proceeds are expected to be used, as to approximately $1,500,000 to fund sales and marketing expenses and the balance of approximately $11,772,550 for working capital purposes. The additional working capital may be required to fund possible acquisitions of broker-dealers and increased operating expenses anticipated from the expansion of the business of the Corporation. See "Use of Proceeds". There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

Risk Factors:     Investment in the securities offered hereunder is speculative.
                  Investors should carefully consider certain risks pertaining to an investment in such securities, including, but not limited to, the following: lack of profitable operations, uncertainty of the ability to protect proprietary technology, product and service liability, ability to respond to market, competition, dependence on key personnel, customer dependence, credit risk, foreign exchange, proprietary rights, global economic slowdown, dependency on securities trading activities, rapid growth, government regulations, encryption technology, new technology and outstanding options and warrants. See "Risk Factors".

                         SELECTED FINANCIAL INFORMATION

         The following selected financial information has been derived from the consolidated financial statements of the Corporation contained in this prospectus and should be read in conjunction with such statements and notes thereto:


                                              Three Months Ended March 31,                Years Ended December 31,
                                                       (Unaudited)                                (Audited)
----------------------------------------------------------------------------- --------------------------------------------------

                                                   2002            2001            2001             2000             1999
                                                   ($)              ($)             ($)             ($)              ($)
-------------------------------------------------------------- -------------- ---------------- --------------- -----------------
Revenue                                            7,101,601      4,550,082       24,460,071      11,951,029         5,904,099

Administration                                     1,750,187        745,059        6,582,597       2,676,014         2,356,019

Amortization(1)                                      488,669        399,602        1,799,338         841,279           219,591

Loss from Continuing Operations(1)                (1,853,841)      (133,819)      (2,891,143)       (147,834)       (2,659,068)

Loss per Share from Continuing                         (0.17)         (0.01)           (0.26)          (0.02)            (0.38)
 Operations(1)

Net Loss for the Period(1)                        (1,853,841)      (383,341)      (4,084,444)       (346,062)       (2,659,068)

Loss per Share(1)                                      (0.17)         (0.04)           (0.37)          (0.04)            (0.38)

Total Assets                                      15,671,313     19,524,160       17,450,515      15,459,525         2,869,254

Current Liabilities                                5,537,243      3,150,163        5,134,444       3,264,397         5,133,183

Capital Lease Obligations                          2,705,631      2,796,774        2,892,434       2,280,377           409,166

Share Capital(2)                                  24,627,153     24,403,936       24,596,153      19,740,081         6,227,000

Deficit                                          (15,645,285)    (9,850,627)     (13,791,444)     (9,075,468)       (8,729,406)

Shareholders' Equity (Deficiency)                  8,981,868     14,553,309       10,804,709      10,664,613        (2,502,406)
-------------------------------------------------------------- -------------- ---------------- --------------- -----------------

Total Liabilities and Shareholders' Equity        15,671,313     19,524,160       17,450,515      15,459,525         2,869,254
============================================================== ============== ================ =============== =================


         (1) Effective January 1, 2002, the Corporation is no longer required to amortize goodwill. The comparative figures presented have not been adjusted to reflect this change in accounting policy. See Note 2 to the Consolidated Financial Statements.


         (2) Includes the carrying value of warrants and contributed surplus.

         See "Management's Discussion and Analysis" and "Financial Statements".

                                 THE CORPORATION

General

         The Corporation was incorporated pursuant to the Business Corporations Act (Ontario) by certificate and articles of incorporation dated November 30, 1993 under the name Belzberg Financial Markets International Inc. On June 13, 1994, the Corporation filed articles of amendment to change the name of the Corporation to Belzberg Financial Markets & News International Inc. On July 14, 2000, the Corporation filed articles of amendment to subdivide its Common Shares on a five-for-one basis and to change the name of the Corporation to its present name. Unless otherwise indicated, all references to Common Shares in this Prospectus give effect to the subdivision of shares.

         The following diagram illustrates the Corporation's material subsidiaries and their respective governing jurisdictions:

                          -----------------------
                           Belzberg Technologies
                                   Inc.
                                (Ontario)
                          -----------------------
                                     |
                                     |
                                     |  100%
                                     |
                                     |
        -----------------------------------------------------------
        |                            |                             |
        |                            |                             |
-------------------       -----------------------      -------------------------
Belzberg Financial         Belzberg Technologies         Belzberg Technologies
Markets & News Inc.              (USA) Inc.             (UK) Limited ("BT(UK)")
    (Ontario)                   (New Jersey)               (London, England)
-------------------       -----------------------      -------------------------
                                     |
                                     |
                                     |  100%
                                     |
                                     |
                      ----------------------------------
                      |                                 |
                      |                                 |
           ----------------------             --------------------------
            Electronic Brokerage                Robert C. Sheehan &
            Systems, LLC ("EBS")               Associates, LLC ("RCS")
                (Delaware)                           (Illinois)
           ---------------------              --------------------------


        In this prospectus, unless otherwise specified or the context otherwise requires, references to "we", "our", "Belzberg" and the "Corporation" includes a reference to our material subsidiaries as reflected above.

         Belzberg's executive and principal offices are located at 40 King Street West, Suite 3400, Toronto, Ontario, M5H 3Y2. The registered office of Belzberg is located at 40 King Street West, Suite 3400, Toronto, Ontario, M5H 3Y2.

Company History

         In 1993, we implemented our first automated interactive securities trading system at a leading Canadian brokerage house. In 1996, we invented and subsequently patented a message translation gateway. We developed our Transactions Gateway by employing this patented technology. Prior to 1996, the trading system utilized only private networks, or Intranets, for connectivity.

         Our global securities trading system was implemented in 1996, with North American and overseas customers adopting our solution for direct-access trading in the U.S.A. and Canadian markets. That same year we opened our New York office. In 1998, we introduced the Order Management System, a programmable transaction-routing system that works in tandem with our Transactions Gateway, and provides additional functionality to clients. This system routes orders according to customer-defined rules, such as allowing traders to define size of order or stock symbol. In that year, we also introduced the Real-Time Inventory System to provide additional back-office functionality to the trading system, allowing traders to have real-time profit and loss positions.

         During 1999, we established our first north-south order flow allowing orders to be routed between Canada and the United States based on transaction fees rather than on a subscription fee basis. This allowed us to significantly expand the potential market for our services.

         In 2000, we formed EBS, an agency-only broker-dealer, with a minority partner, to assist us to route order flow through the CBOE and other exchanges and allow us to charge transaction fees on such order flow. EBS, as a member of the CBOE and the ISE, gives us greater connectivity in the North American equity and option markets. We acquired the remaining minority interest of EBS later in 2000.

         In 2000, we significantly increased our capitalization through various issues of Common Shares raising in excess of $11,000,000. These proceeds allowed us to expand our operations in North America, improve our seamless network and strengthen our infrastructure. This resulted in a doubling of revenue and a large increase in staff and facilities. In the second half of 2000, we acquired eContracts, Inc. ("eContracts"), which was developing an online reverse auction platform. Sales and operations of eContracts were projected to commence in 2001. During 2001, we determined that the business plan of eContracts did not warrant further development and the operations of eContracts were discontinued.

         In 2001, we acquired RCS, a broker-dealer on the CBOE that provides the execution of exchange traded equity and index options. This acquisition gave us access to the existing customers of RCS to whom we have marketed our services. We also opened our first European office in London, England enabling us to route orders from European customers to North American exchanges. As well, we opened a subsidiary in Philadelphia and located there the Corporation's newly appointed President and supporting staff. Subsequently, the Corporation determined that it was more advantageous to have its Eastern United States operations centralized in New York and, therefore, Philadelphia office was closed in March 2002 at which time the employment of the President and other staff ended.

                           BUSINESS OF THE CORPORATION

Overview

         Industry. The globalization of markets has created new opportunities for the international flow of capital, electronically and in real-time, to sources of highest liquidity at lowest cost of execution. Institutional investors and brokerages are responding to these trends by using solutions such as ours as a convenient and efficient method of electronic, real-time securities trading. With the capabilities to route trade orders globally, our suite of products is well suited to provide efficient, low cost, real-time global trading.

         Our Objective. Our main objective is to become the leading provider of exchange connectivity and intelligent order routing systems enabling high-reliability, high-volume and high-security transaction routing and order management for financial institutions and stock exchanges worldwide.

Our Services

         We have developed and deployed the Belzberg Trading System infrastructure that gives financial institutions direct access to stock exchanges in North America and Europe. The Belzberg Trading System permits traders to securely execute and monitor their trading activities in real-time. Our objective is to create a global electronic trading platform that maximizes investor liquidity and control at low cost execution.

         We provide network connectivity and the software to route and execute orders on stock exchanges, ECNs and through NASDAQ market markers. In addition, as part of our structure, we own an agency-only broker-dealer in the United States that allows us to execute equities and options trades for our customers. The software is an advanced electronic trading system that has order management and order routing capability. Our customers include both major brokerage houses and their institutional clients. Our trading software and our network provide our customers with direct access to the exchanges, allowing them to trade equities, options and futures on those exchanges. Customers who use our network and software have a choice to execute trades through our broker-dealer. Our products enable traders to execute and manage large volumes of transactions with great reliability and security and low cost of execution.

         Our software was developed as a standard client-server architecture, using either Microsoft Windows NT or Windows 2000 as the underlying operating system. Our Transactions Gateway, or server software, is used to handle connections to the stock exchanges and other order execution engines. The front-end tools, or client software, is a collection of software applications used by traders on their PC workstations.

         Our network connectivity and Transactions Gateway software allow traders to access every major and regional stock exchange and all options exchanges in North America as well as a growing number of European stock exchanges. Trade orders generated by institutional clients of brokerage houses are sent in a protocol that is different than the protocol used by the stock exchange on which the order is to be executed. Our Transactions Gateway automatically translates the order into the appropriate protocol that is used by the stock exchange. Once confirmation is received from the relevant securities exchange by our Transactions Gateway, the confirmation is retranslated into the same protocol used by the originator of the order and then transmitted to the originator. Our Transactions Gateway software is also capable of receiving orders from third party systems, since it supports most of the standard business protocols, such as FIX, CMS, STAMP, SETS, XML and SWIFT, used in the financial industry.

         We provide traders with a suite of front-end software tools, tailored to let them carry out the functions of any trading situation that they require. For example, institutional traders use the single order entry system to enter their orders, and the tradelog to manage their current, outstanding trading positions. Basket traders use our basket trading software to send lists of stocks to stock exchanges with a single click of a mouse, and also use the tradelog to watch their positions and incoming executions. Traders that need to keep track of incoming retail orders have software specific to their needs, as do traders that want to watch spreads or engage in arbitrage trading. Institutions that are customers of participating brokers use our front-end software to execute their orders directly on electronic markets, eliminating phone calls or other delays in their trading.

         Our core trading products are augmented by a set of complimentary software products that satisfy functions required by traders or other individuals whose jobs are related to trading or managing of stocks or options in a financial institution. Examples of these products are (i) real-time inventory management, (ii) straight-through-processing of trading tickets into the back office accounting system, (iii) software to handle special requirements of cross-border trading, including automatic conversion of foreign exchange rates, and (iv) order management software that handles a large inbound flow of retail orders from third party systems.

         Many of our customers who are large financial institutions use all or a subset of our trading products to automate their order execution, basket trading, arbitrage and/or retail order management. Because of the system's open architecture and flexibility, our products are easily customizable to the customers' needs.

Our Products

         The Belzberg Trading System

         The Belzberg Trading System consists of our Transactions Gateway and Order Management System, together with various front-end and back-end applications. Our Trading System provides a comprehensive solution to the needs of our customers for a system that can manage an order from its inception to its execution and confirmation.

         Our Trading System requires that the customer have a Windows 2000 or Windows NT-based server and workstations. A typical installation of our Trading System for a professional trader interested only in our Single Order Entry application involves downloading the application from our website on the Internet. A typical installation of our Trading System for a financial institution usually involves the on-site installation of front-end applications which may include the Single Order Entry, Basket Trader and Arbitrage Launcher as well as back-end applications that include Tradelog and TicketWriter. In most cases, our Trading System can be installed on a customer's existing local area network, so the installation may take only a matter of days, although obtaining the requisite telecommunications infrastructure may take longer.

         We provide the network and software that runs our Trading System. The network connects to stock exchanges, ECNs, NASDAQ market makers, client order entry software and shared network facilities. Third parties provide the hardware, such as computers and routers. The market data provided is a combination of third party market data and data provided by us.

         We can provide market data from third party data vendors in various ways, as per the wishes of the customer:

1. If the customer has provided third party vendor market data to its users internally on their network prior to installing our system, our software is capable of accessing this data via the vendor's access software.

2. If the customer wants to receive market data provided by us, then all that is required is a data connection from the customer to one of our offices, and the market data will be accessed by the software applications. We take direct feeds from the TSX, SIAC (the technology division of the New York Stock Exchange (the "NYSE")) and third party vendors.

         The Transactions Gateway

         In 1996, we invented, developed and patented a multi-protocol translation gateway for the securities industry. Since then, some of our competitors have developed similar technology. Based on this technology, we developed our Transactions Gateway, a fully-scalable, high-volume, real-time protocol translation and routing engine. Designed to facilitate a wide range of applications, our Transactions Gateway transparently translates the format, or protocol, of incoming transaction messages that can be routed to user-specified destinations. Upon completion of the transaction, messages from the destination are retranslated into the appropriate originating protocol, thus enabling seamless and reliable real-time, bi-directional information exchange. The open and flexible architecture of our Transactions Gateway allows for a high degree of inter-operability between state-of-the-art front-end applications and legacy back-office systems.

         Our Transactions Gateway currently supports protocol translation and order routing to the following stock exchanges, ECNs and market makers:

======================================================================================================== =========================
                                             North America                                                        Europe
-------------------------------------------------------------------------------------------------------- -------------------------
Stock Exchanges:           Options Exchanges:      ECNs:                     NASDAQ Market Makers:       Stock Exchanges:
New York                   Chicago (CBOE)          Instinet                  Mayer Schweitzer (MASH)     London
American                   Montreal (MOE)          Island                    Herzog                      Frankfurt
Pacific                                            Bloomberg Tradebook       Sherwood
Boston                                             Archipelago (Terra Nova)  Tradetek
Chicago                                            Spear Leads Redibook      Cantor Fitzgerald
Philadelphia                                       State Street Lattice      Trimark
Toronto                                            EVWAP                     DE Shaw
Canadian Venture Exchange                          Brut                      Knight Securities
                                                                             Troster Singer
======================================================================================================== =========================

         The Order Management System

         Our Order Management System is a versatile order-processing and management software that works in concert with our Transactions Gateway. Where our Transactions Gateway requires that orders specify a trade destination, the Order Management System intelligently determines the destination of each order for execution according to predetermined rules. The order flow rules for the Order Management System are fully customizable.

         To facilitate cross-border trading, the Order Management System takes into account the currency in which the order is placed and automatically converts it in real time through a banking network connection to the currency in which the particular stock is traded. The currency conversion feature can be enabled or disabled at the time the order is placed.

         Applications For Institutional Investors

         Front-End Applications

         Single-Order Entry System. The Single-Order Entry System enables traders to create orders and select from a range of destinations where to send the orders for execution. The Single-Order Entry System shows real-time status of orders and trade confirmation from the destination.

         Basket Trader. The Basket Trader program allows traders to instantaneously execute multiple trades stored in a Microsoft Excel(R) spreadsheet via our Transactions Gateway and the Order Management System. The spreadsheets can be customized to provide desired functionality and information.

         Arbitrage Launcher. The Arbitrage Launcher is a powerful portfolio management tool that works in conjunction with Basket Trader to allow traders to receive real-time market information, monitor stocks 24 hours a day and execute trades automatically when pre-set parameters set by the trader are met. All of these functions are contained within the customized spreadsheet. Although the Arbitrage Launcher does not function in any type of advisory role, the tool can be modified to perform any type of market arbitrage requested by the customer.

         Foreign Exchange Calculator. The Foreign Exchange calculator tracks traders' international equity positions in real time in order to notify traders how much foreign currency they need to buy or sell to lock in their profits.

         Back-End Applications

         Tradelog. Tradelog allows traders to view all their trades simultaneously, including single, specific and multiple basket orders.

         Real-Time Inventory System. Real-Time Inventory System integrates into back-office accounting systems. This fully integrated, online inventory assistant/risk management system provides access to traders' real-time inventory and individual account inventories. All positions, average costs, as well as profit/loss and market exposure, are adjusted as trades are received, with current market data provided. Users have the ability to set up sophisticated notification targets based on individual accounts or groups of accounts or instruments.

         Ticketwriter. Ticketwriter eliminates the need to write manual tickets. With this application, the trader can apply foreign exchange rates, commissions and specific settlement dates as fills are received. Ticketwriter enables full inter-operability with back-office accounting systems used in financial institutions.

Broker-Dealer Activities

         Our subsidiaries, EBS and RCS, are broker dealers registered with the Securities and Exchange Commission (the "SEC"). See "Government Regulations".

         EBS is a broker dealer that acts on an agency basis in the electronic routing and execution of orders for other broker dealers. As a member of the CBOE, CHX, CSE and ISE, EBS gives us greater connectivity in North American equity and option markets. EBS is also a member of National Association of Securities Dealers, Inc. ("NASD") and the Options Clearing Corporation. It has no floor brokers and its activities are limited to the electronic execution of trades on behalf of other broker dealers.

         RCS is a floor broker with seats on the CBOE. It executes exchange traded equity and index options and futures through the CBOE and other exchanges. RCS is a key component of our strategy of being able to provide customers with connectivity to both equity and options markets from our trading platform. The acquisition of RCS in 2001 also gave us access to its customers to whom we have marketed our services.

         Neither EBS nor RCS acts as a market-maker with respect to any securities or otherwise acts as a principal in any securities transactions, but only acts on an agency basis.

         Neither EBS nor RCS carries on business in Ontario or deals with the public in Ontario. Any trades originating in Ontario are originated through a registered dealer in Ontario who use the services of EBS or RCS to complete the trade through a US stock exchange or NASDAQ.

         As a result of our favorable experience from the acquisition of RCS, we are investigating possible future acquisitions of broker-dealers. See "Use of Proceeds".

Revenue

         We generate revenue from:

o Transaction based fees for providing routing software and services, used for equity and options trading, on a per share/option or per trade basis

o Subscription fees for providing routing software and services, used for equity and options trading, on a flat monthly fee per user, per terminal

o Commission income for the execution of exchange traded equity and index options from our floor brokerage business

o        Development and installation of software for equity and options trading

o Other revenue from the distribution of financial information and other services

         Revenue generating customers are brokerage houses and institutional clients of brokerage houses.

         A majority of our revenue is generated from transaction-based fees, while some of our revenue is generated from an older subscription fee model. In 2001, 51% of our revenue (27% in 2000 and 11% in 1999) originated from transaction based fees. Subscription based fees in 2001 accounted for 43% (51% in 2000 and 77% in 1999) of total revenue.

         We operate internationally with an increasing portion of our business conducted in the United States. During the past three years, revenue from our United States business has increased substantially. We anticipate that revenue from the United States will continue to increase at a greater rate than revenue from Canada.

         For a complete description of our revenue models, see "Management's Discussion & Analysis".

Marketing

         We sell our products and services using our own dedicated and experienced sales force with contacts in the securities industry. Our sales force includes sales and marketing departments in New York, Chicago, Toronto and London, England.

Human Resources

         As of May 31, 2002, we employed 130 full-time employees. Of these, 25 were in administration, 11 in sales and marketing and 38 in technical and customer support, 20 floor brokers and 36 in research and development. In addition to our full-time employees, we also employ part-time personnel from time to time in various departments. None of our employees are covered by a collective bargaining agreement.

Research and Development Activities

         A staff of 36 employees is dedicated to research and development activities in our Toronto office. The staff is dedicated to maintaining our current products and developing new products to complement our existing product suite and maintain our competitive advantage.

         During the fiscal year ended December 31, 2001, we spent approximately $3,062,000 on research and development activities.

Customers

         We currently have in excess of 100 customers in the financial services industry. We do not have long-term contracts with any of our customers. The top five of our customers accounted for approximately 33% of our total revenue during the year ended December 31, 2001.

Government Regulation

         Through EBS and RCS, we are members of the CBOE, the CHX, the ISE, the CSE and the NASD.

         The U.S. securities industry is subject to extensive regulation under both federal and state laws. The SEC, National Association of Securities Dealers, Inc. ("NASD") and other self regulated organizations ("SROs"), such as the various stock exchanges, and other regulatory bodies, such as state securities commissions, require strict compliance with their rules and regulations. The SEC is the federal agency responsible for the administration of the federal securities laws. Regulation of broker-dealers has been primarily delegated to SROs, principally the NASD and securities exchanges. The NASD has been designated by the SEC as the SRO responsible for broker-dealers. The SROs conduct periodic examinations of member broker-dealers in accordance with rules they have adopted and amended from time to time, subject to approval by the SEC. Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

         As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets, not protecting creditors or stockholders of broker-dealers. Companies that operate in the securities industry are subject to regulation concerning many aspects of their business, including trade practices, capital structure, record retention and the conduct of directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees. Neither we nor any of our directors, officers or employees are currently subject to any cease-and-desist orders, suspensions or disqualifications under the rules of any of these regulatory organizations. An adverse ruling in the future against us or our directors, officers or employees, including censure or suspension, could result in us, our directors, officers and other employees being required to pay a substantial fine or settlement, and could result in their suspension or expulsion.

         As registered broker-dealers, EBS and RCS are subject to the SEC's uniform net capital rule. The net capital rule is designed to measure the general integrity and liquidity of a broker-dealer and requires that at least a minimum part of its assets be kept in a relatively liquid form.

         The net capital rule prohibits a broker-dealer from doing business with the public by not allowing the aggregate amount of its indebtedness to exceed 15 times its adjusted net capital or, alternatively, its adjusted net capital to be less than the greater of $250,000 or 2% of its aggregate debit balances (primarily receivables from clients and broker-dealers) computed in accordance with the net capital rule.

Competition

         The market for our products and services is becoming increasingly competitive. The widespread adoption of open standards may make it easier for new market entrants and existing competitors to introduce products that compete against ours. We believe that we will compete primarily on the basis of the quality, functionality, ease of integration of our products and the price of our services. As a provider of a comprehensive trading solution to financial institutions, we assess potential competitors based primarily on their management, functionality and range of services, the security and scalability of their architecture, and their client base, geographic focus and capitalization.

         Our current and potential competitors include:

o Software Vendors Focused on Financial Institutions: Our competitors include ITG, Inc., NYFIX, Inc., Reuters Group Plc, and Bloomberg LLC. In addition, various companies active in the brokerage business with a primary focus on back-end processing, middleware or front-end personal computer platforms are potential competitors.

o Financial Institutions with In-house Solutions: Financial institutions that develop their own in-house solutions with internal expertise and outsourced service providers and products are a primary source of competition.

         Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer bases than we do. Our present or future competitors may be able to develop products comparable or superior to those we offer, adapt more quickly than we do to new technologies, evolving industry trends or customer requirements, or devote greater resources to the development, promotion and sale of their products than we do. Accordingly, we may not be able to compete effectively in our markets, competition may intensify and harm our business and operating results. If we are not successful in developing enhancements to existing products and new products in a timely manner, achieving customer acceptance or generating higher average selling prices, our gross margins may decline, and our business and operating results may suffer.

Intellectual Property

         We protect our proprietary technology through a combination of contractual confidentiality provisions, trade secrets and patent, copyright and trademark laws.

         In January 1999, we were granted United States Patent Number 5,864,827 for a System and Method for Providing a Protocol Transaction Gateway. The patent protects our Transactions Gateway, a system that translates the protocol of incoming transaction messages from customers into the appropriate protocol used by various exchanges and market makers. The technology facilitates electronic stock trading by allowing customers to execute trades on any market they choose from a single screen.

         In October 2000, we were granted United States Patent Number 6,134,535 for a Computerized Stock Exchange Trading System Automatically Formatting Orders from a Spreadsheet to an Order Entry System. The patent relates to an improvement in computer automated stock exchange trading whereby a graphic user interface with a mouse and display is used to select parameters such as share symbol, price selection, order size and transaction type, as well as other indicators to launch a trading order to the order entry system of a stock exchange computer. It includes a programmed interface by which data on a group of shares may be read from a spreadsheet formulated into an order and launched automatically or in response to a signal from an operator so as to trade an index or basket of shares substantially simultaneously.

         As part of our confidentiality procedures, we generally require our employees, clients and potential business partners to enter into confidentiality and nondisclosure agreements before we will disclose any sensitive aspects of our products, technology or business plans. In addition, we require employees to agree to surrender to us any proprietary information, inventions or other intellectual property they generate or come to possess while employed by us. These efforts afford only limited protection.

         There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that in the future, third parties may claim that we, or our current or potential future products, infringe on their intellectual property. We expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry grows and the functionality of products in different industries increasingly overlaps.

Description of Property

         The following sets forth information concerning our facilities, all of which are leased:


=================================== ============================================= ========================== =======================

             Location                              Principal Use                  Expiration Date of Lease    Approximate Number of
                                                                                                                   Square Feet
----------------------------------- --------------------------------------------- -------------------------- -----------------------
40 King Street West                 Technical, administrative and executive       October 31, 2009                     22,000
Toronto, Ontario                    offices
----------------------------------- --------------------------------------------- -------------------------- -----------------------
55 Broad Street                     Marketing, service and support offices        January 31, 2008                      6,500
New York, New York
----------------------------------- --------------------------------------------- -------------------------- -----------------------

360 St. Jacques West                Marketing, service and support offices        May 31, 2007                          1,400
Montreal, Quebec
----------------------------------- --------------------------------------------- -------------------------- -----------------------

141 West Jackson Blvd.              Marketing, service and support offices        July 31, 2002                         1,000
Chicago, Illinois
----------------------------------- --------------------------------------------- -------------------------- -----------------------

75 Cannon Street                    Marketing, service and support offices        Quarterly                               200
London, England
=================================== ============================================= ========================== =======================



                           CONSOLIDATED CAPITALIZATION

         The following table and notes thereto set forth components of the consolidated capitalization of the Corporation that have changed since December 31, 2001 and as at December 31, 2001 and as at May 31, 2002, before and after giving effect to the issue of the Common Shares upon exercise of the Special
Warrants:


====================================== ==================== ==================== ===================== ============================

                                           Authorized        Outstanding as at    Outstanding as at       Pro Forma Outstanding as
                                                             December 31, 2001       May 31, 2002             at May 31, 2002
-------------------------------------- -------------------- -------------------- --------------------- ----------------------------
Common Shares                               unlimited         11,060,924 shs        11,033,424 shs          13,763,424 shs(2)
                                                             ($22,813,253) (1)       ($22,756,603)          ($36,029,153)(4)
-------------------------------------- -------------------- -------------------- --------------------- ----------------------------

Special Warrants                       2,730,000 spl wrts           nil           2,730,000 spl wrts               nil
                                                                                   ($13,272,550) (3)
====================================== ==================== ==================== ===================== ============================

(1)      As at December 31, 2001, the Corporation had a deficit of $13,791,444.

(2) After giving effect to this offering, a total of 7,017,612 Common Shares will be reserved for issuance as follows:

         (a) 4,363,300 Common Shares are reserved for issue under options granted under the Stock Option Plan of the Corporation at prices ranging from $3.00 per share to $18.00 per share as described under "Executive Compensation - Stock Option Plan";

         (b) 1,750,000 Common Shares are reserved for issue at prices ranging from $4.00 to $10.00 per share on exercise of the Warrants described under "Description of Share Capital - Share Purchase Warrants";

         (c) 726,862 Common Shares are reserved for issue on exercise of the Share Purchase Warrants issuable upon exercise of the Special Warrants and the Compensation Options at a price of $5.50 per share; and

         (d) 177,450 Common Shares are reserved for issue upon exercise of the Compensation Options granted to the Underwriters. See "Plan of Distribution".

(3) After deducting expenses of this issue estimated at $200,000 and the Underwriters fee of $859,950.

(4) Includes the value assigned to the Share Purchase Warrants and the Compensation Warrants.

                          DESCRIPTION OF SHARE CAPITAL

Authorized and Issued Capital

         The authorized share capital of the Corporation consists of an unlimited number of Common Shares. The issued and outstanding capital of the Corporation at May 31, 2002 consisted of 11,033,424 Common Shares.

Common Shares

         The holders of Common Shares are entitled to such dividends as and when declared by the board of directors of the Corporation, to one vote per share at meetings of shareholders and, upon liquidation, to receive such assets of the Corporation as are distributable to holders of Common Shares.

Warrants

         A total of 1,750,000 share purchase warrants ("Warrants") were issued and outstanding at May 31, 2002. Each outstanding Warrant entitles the holder thereof to purchase a Common Share as follows:

         (a) 550,000 Warrants are exercisable at a price of $4.00 per share on the earlier of February 10, 2005 and the first anniversary of the date that a Qualified Public Offering has been completed by the Company.

         (b) 500,000 Warrants are exercisable at a price of $5.00 per share on the earlier of February 14, 2005 and the first anniversary of the date that a Qualified Public Offering has been completed by the Company.

         (c) 100,000 Warrants are exercisable at a price of $4.00 per share on the earlier of June 30, 2005 and the first anniversary of the date that a Qualified Public Offering has been completed by the Company.

         (d) 600,000 Warrants are exercisable at a price of $10.00 per share on or before February 14, 2003.

         A Qualified Public Offering is defined to mean a firm commitment underwritten public offering of Common Shares of the Company in which the aggregate purchase price paid by the public is at least $25,000,000 and in which the offering price of the Common Shares is at least $5.00 per share.

Voting Agreements and Investor Rights Agreements

         In connection with the private placement of 1,150,000 Common Shares and 1,150,000 Warrants of the Corporation completed during 2000, each of Newstar Securities Ltd., Golden Art Enterprise Inc. and Benvie Holdings Ltd. (collectively, the "Investors") entered into agreements (the "Voting Agreements") with Sidney Belzberg and Alicia Belzberg (collectively, the "Belzbergs") pursuant to which they agreed to vote the Common Shares issued to them under the private placement and any Common Shares issued to them upon the exercise of such share purchase warrants (collectively, the "Subject Shares") held by them in accordance with the terms thereof. Under the Voting Agreements, each of the Investors is required to vote the Subject Shares registered in its name on all matters requiring the approval of shareholders of the Corporation, including the election of directors, as the Belzbergs may direct other than Extraordinary Matters. The Voting Agreements cease to apply in respect of any Subject Shares disposed of by the Investors. As at May 31, 2002, the Investors had an aggregate of 385,000 Common Shares and 775,000 Warrants registered in their respective names.

         Extraordinary Matters are defined to mean any matters to be voted upon by holders of Common Shares in respect of which:

         (a) the approval of holders of Common Shares is to be given by special resolution;

         (b) the approval of holders of Common Shares is to be given by a "majority of the minority" or by some other super-majority; or

         (c) the Belzbergs or the shareholder is precluded from voting any Common Shares for or against the matter.

         The Corporation has entered into Investor Rights Agreements with the Investors, which provide for certain registration rights in the event that the Corporation registers any of its securities for sale to the public in the United States under the United States Securities Act of 1933, as amended. Also, under these agreements, the Corporation has granted pre-emptive rights to each of the Investors which terminate upon completion of a Qualified Public Offering.

                 PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

         The Common Shares are listed on the TSX under the "BLZ". Trading on the TSX commenced on November 17, 2000. The following is a summary of trading in the Common Shares on the TSX and prior to November 3, 2000, the Canadian Dealing Network Inc. for the periods indicated:

  ========================= =============== =============== ===============

                                 High            Low            Volume
  ------------------------- --------------- --------------- ---------------
  2000
  2nd Quarter                   $10.60           $6.20           290,447
  3rd Quarter                   $20.00           $7.00         1,645,298
  4th Quarter                   $20.00          $12.50           219,214
  ------------------------- --------------- --------------- ---------------
  2001
  1st Quarter                   $14.50           $7.50           824,531
  2nd Quarter                   $10.60           $6.70           651,344
  3rd Quarter                    $8.50           $3.25           326,819
  4th Quarter                    $6.70           $3.00           436,365
  ------------------------- --------------- --------------- ---------------
  2002
  January                        $6.15           $3.75         1,017,211
  February                       $6.00           $5.25            48,918
  March                          $5.95           $4.85           751,100
  April                          $5.35           $3.55           346,831
  May                            $4.68           $3.55           722,293
  June (to June 11, 2002)        $5.00           $4.16           136,500
  ========================= =============== =============== ===============


         The closing price of the Common Shares on the TSX on June 11, 2002 was $4.66.



                    PRIOR SALES AND NORMAL COURSE ISSUER BID

Prior Sales

         Since January 1, 2001, the Corporation has issued the following shares:

         (a) 66,600 Common Shares at prices ranging from $3.00 per share to $5.00 per share upon the exercise of options granted under the Stock Option Plan of the Corporation;

         (b) 21,500 Common Shares at a price of $9.00 per share in connection with the acquisition of eContracts; and

         (c) 333,334 Common Shares at a price of $15.00 each in connection with a private placement of Common Shares.

Normal Course Issuer Bid

         On February 5, 2002, the Corporation announced its intention to purchase, during the 12-month period commencing February 11, 2002, up to 553,000 of its Common Shares, representing approximately 5% of its then outstanding Common Shares on the TSX pursuant to a normal course issuer bid. As of May 31, 2002, the Corporation had purchased 27,500 Common Shares under this bid.

                          MANAGEMENT OF THE CORPORATION

Directors and Officers

         The following table sets out the name and municipality of residence of each director and officer of the Corporation, their respective positions and offices held with the Corporation and their respective principal occupation or employment, as well as the respective years from which they served as a director of the Corporation, if applicable:


========================== ============================== ================================= =================== =================
 Name & Municipality of      Position with Corporation          Principal Occupation           No. of Shares      Director Since
        Residence
-------------------------- ------------------------------ --------------------------------- ------------------- -----------------
Sidney H. Belzberg         Chairman of the Board, Chief   Officer of the Corporation          1,135,488 shs           1993
Toronto, Ontario           Executive Officer and
                           Director
-------------------------- ------------------------------ --------------------------------- ------------------- -----------------
Alicia Belzberg            Executive Vice President,      Officer of the Corporation          1,583,250 shs           1993
Toronto, Ontario           Secretary and Director
-------------------------- ------------------------------ --------------------------------- ------------------- -----------------
John L. Engels(1)          Vice-Chairman of the Board     Vice-Chairman of the                      nil               2001
Greenwich, Connecticut     and Director                   Corporation and Chairman and
                                                          CEO of Letteau Ltd., a risk
                                                          management firm
-------------------------- ------------------------------ --------------------------------- ------------------- -----------------
Lawrence J. Cyna, CA       Chief Financial Officer and    Officer of the Corporation          176,400 shs             1999
Toronto, Ontario           Director
-------------------------- ------------------------------ --------------------------------- ------------------- -----------------
Donald W. Wilson           Chief Operating Officer and    Officer of the Corporation          360,000 shs             1994
Toronto, Ontario           Director
-------------------------- ------------------------------ --------------------------------- ------------------- -----------------

Dr. William Gnam(1)(2)     Director                       Economist, University of Toronto      6,000 shs             1994
Toronto, Ontario
-------------------------- ------------------------------ --------------------------------- ------------------- -----------------
Stephen Sadler(1)(2)       Director                       Chairman and CEO of Enghouse        396,000 shs             1997
Toronto, Ontario                                          Systems Limited, a software
                                                          developer
========================== ============================== ================================= =================== =================



(1)      Member of the Audit Committee.
(2)      Member of the Compensation Committee.


         Except as disclosed below under "Management", during the last five years, the directors and officers of the Corporation noted above have held the occupation or have been associated with the companies or firms listed opposite their respective names.

Management

         Belzberg's management team and board of directors consists of the following:

         Sidney H. Belzberg has been Chairman and Chief Executive Officer of the Corporation since he co-founded Belzberg in 1993. Mr. Belzberg is married to Alicia Belzberg. From 1987 to 1992, Mr. Belzberg was President of Eastern Datacom Systems Ltd. Mr. Belzberg holds a Bachelor of Science degree from the University of Alberta.

         Alicia Belzberg has been Executive Vice President of the Corporation since she co-founded Belzberg in 1993. Ms Belzberg is married to Mr. Belzberg. From 1989 to 1992, Ms Belzberg was General Manager of Eastern Datacom Systems Ltd. Ms. Belzberg holds a Bachelor of Arts degree from Concordia University.

         Lawrence J. Cyna has served as Chief Financial Officer of the Corporation since April, 1999. Prior to joining Belzberg, Mr. Cyna was a Senior Partner at Cyna & Co., Chartered Accountants, in Toronto, Canada. Mr. Cyna is a Chartered Accountant and recipient of the Founder's Prize for academic achievement from the Canadian Institute of Chartered Accountants. Mr. Cyna is also a Certified Public Accountant having obtained his accreditation with distinction in 1999. Mr. Cyna intends to retire as an officer of the Corporation when a new Chief Financial Officer is appointed.

         Donald W. Wilson has served as Chief Operating Officer of the Corporation since June, 1994. From 1991 to 1994, Mr. Wilson was employed at Gordon Capital Corporation, in Toronto, Canada, where he was Manager of Information Systems. Mr. Wilson holds a Masters degree in Music from the University of Toronto.

         Robert C. Sheehan has served as Chief Executive Officer of the Corporation's subsidiaries, EBS since its inception in 2000 and RCS since its inception in 1985. Mr. Sheehan is registered as a registered representative with the SEC.

         Stephen Sadler has been a Director of the Corporation since October 28, 1997. Since April 2000, Mr. Sadler has been the Chairman and CEO of Enghouse Systems Limited, a world leading software engineering company that develops Geographic Information Systems based solutions for Telecommunications and Utility companies. He is also Chairman of Helix Investments Corporation, a venture capital firm, a position which he has held since 1999. Mr. Sadler served as President and CEO of Geac Computer Corporation from 1990 to 1996, as Vice Chairman from 1996 to 1998, and as Senior Advisor in 1999. Mr. Sadler is currently a director of several high-tech private and public companies, including Open Text Corporation, a leading provider of collaborative commerce applications, such as Livelink(R), and Cyberplex Inc., one of North America's leading Internet professional services companies. Mr. Sadler has a Master of Business Administration degree, Chartered Accountant's designation, and Honours Bachelor's degree in Applied Science and Engineering.

         Dr. William H. Gnam has been a Director of the Corporation since June 13, 1994. Dr. Gnam is a Harvard-trained economist and a researcher at the University of Toronto. He has a Master of Science degree from Oxford University, England, where he was a Rhodes scholar, and a Medical Doctor degree from the University of Calgary.

         John L. Engels has been a Director of the Corporation since June 28, 2001. He became Vice-Chairman of the board of Belzberg in March, 2002. Mr. Engels has been the Chairman and Chief Executive Officer of Letteau Ltd. since 1996. Mr. Engels is also Chairman of Assets International Inc., a publisher of financial service industry publications which was founded in 1986. From 1987 to 1991, Mr. Engels managed the North American Securities Division of UBS Securities. In addition, he also ran the Equities Division of First Boston Corporation from 1981 to 1985.



                             EXECUTIVE COMPENSATION

Summary Compensation Table

         The following table sets out information concerning the compensation earned from the Corporation and any of the Corporation's subsidiaries during each of the last three financial years in respect of the Chief Executive Officer of the Corporation and the four most highly compensated executive officers of the Corporation (the "Named Executive Officers").


                                                 Summary Compensation Table
===================================================================================================================================
                                        Annual Compensation                   Long-Term Compensation Awards
                                 -----------------------------------------------------------------------------------
                                                                                   Awards                    Payouts
                                                                     -----------------------------------------------
                                                                        Securities     Restricted Shares
                                                      Other Annual    Under Options   or Restricted Share     LTIP     All Other
Name and Principal                Salary     Bonus    Compensation       Granted             Units           Payouts  Compensation
Position                   Year    (US$)     (US$)       (US$)             (#)               (US$)            (US$)       (US$)
------------------------- ------ ---------- -------- --------------- --------------- --------------------- ---------- -------------
Sidney H. Belzberg,        2001   278,557     nil         nil               nil              nil              nil          nil
Chairman & Chief           2000   310,696     nil         nil               nil              nil              nil          nil
Executive Officer          1999   315,816     nil         nil           550,000              nil              nil          nil
------------------------- ------ ---------- -------- --------------- --------------- --------------------- ---------- -------------
Alicia Belzberg,           2001   278,557     nil         nil               nil              nil              nil          nil
Executive Vice President   2000   298,685     nil         nil               nil              nil              nil          nil
                           1999   310,993     nil         nil           550,000              nil              nil          nil
------------------------- ------ ---------- -------- --------------- --------------- --------------------- ---------- -------------
Donald W. Wilson,          2001   329,557     nil         nil               nil              nil              nil          nil
Chief Operating Officer    2000   247,685     nil         nil               nil              nil              nil          nil
                           1999   234,471     nil         nil           550,000              nil              nil          nil
------------------------- ------ ---------- -------- --------------- --------------- --------------------- ---------- -------------
Lawrence J. Cyna,          2001   176,615   38,747        nil            50,000              nil              nil          nil
Chief Financial Officer    2000   168,919     nil         nil            50,000              nil              nil          nil
                           1999    51,189     nil         nil           250,000              nil              nil          nil
------------------------- ------ ---------- -------- --------------- --------------- --------------------- ---------- -------------
Robert C. Sheehan,         2001   275,000     nil         nil           100,000              nil              nil          nil
President of RCS and EBS   2000    33,333     nil         nil            50,000              nil              nil          nil
========================= ====== ========== ======== =============== =============== ===================== ========== =============


Directors

         Directors who are not officers or employees of the Corporation received cash remuneration of $10,000 per annum and $1,000 per meeting attended in person and $500 per meeting attended by telephone for services provided in their capacities as directors. In addition, we reimburse directors for expenses incurred by them in their capacity as directors for attending meetings.

         The Corporation maintains directors' and officers' liability insurance with a limit of US$10,000,000 per incident or a total of US$10,000,000 in each policy year regardless of the number of claims. The annual cost of this insurance coverage is US$97,000. There is no deductible with respect to claims against insured persons for losses subject to corporate reimbursement.

Options Granted During Most Recent Financial Year

         The following table sets out certain information relating to options granted during the most recent financial year to the Named Executive Officers.


=========================== ================== ======================= ================ =========================== ================
                                                                                            Market Value of
           Name             Securities Under     % of Total Options    Exercise Price     Securities Underlying     Expiration Date
                             Options Granted    Granted to Employees    Per Security      Options on the Date of
                                   (#)           in Financial Year      ($/Security)        Grant ($/Security)
--------------------------- ------------------ ----------------------- ---------------- --------------------------- ----------------
Lawrence J. Cyna,                  50,000              4.32%                $7.00                 $7.00              April 9, 2008
Chief Financial Officer
--------------------------- ------------------ ----------------------- ---------------- --------------------------- ----------------
Robert C. Sheehan,                100,000              8.64%                $8.00                 $8.00              March 31, 2006
President of RCS & EBS
=========================== ================== ======================= ================ =========================== ================


Aggregate Options Exercised During the Most Recently Completed Financial Year and Financial Year-End Option Values

         The following table sets out certain information relating to options exercised by the Named Executive Officers during the most recent financial year and the value of unexercised in-the-money options held by the Named Executive Officers at the end of the most recent financial year:


=========================== ================= ================== ================================= ================================
                                                                     Unexercised Options at FY-End       Value of Unexercised
                                                                       December 31, 2001             in-the-Money Options at FY-End
                                                                                                            December 31, 2001
                               Securities                        ------------------------------------------------------------------
                              Acquired on      Aggregate Value
                                Exercise          Realized        Exercisable     Unexercisable     Exercisable      Unexercisable
           Name                   (#)              (US$)             (#)              (#)             (US$)             (US$)
--------------------------- ----------------- ------------------ ---------------- ---------------- ----------------- ---------------
Sidney H. Belzberg,               nil                nil             500,000            nil              nil               nil
Chairman and Chief
Executive Officer
--------------------------- ----------------- ------------------ ---------------- ---------------- ----------------- ---------------
Alicia Belzberg,                  nil                nil             500,000            nil              nil               nil
Executive Vice President
--------------------------- ----------------- ------------------ ---------------- ---------------- ----------------- ---------------
Donald W. Wilson,                 nil                nil             500,000            nil              nil               nil
Chief Operating Officer
--------------------------- ----------------- ------------------ ---------------- ---------------- ----------------- ---------------
Lawrence J. Cyna,                 nil                nil             100,000            nil              nil               nil
Chief Financial Officer
--------------------------- ----------------- ------------------ ---------------- ---------------- ----------------- ---------------
Robert C. Sheehan,                nil                nil             150,000            nil              nil               nil
President of RCS & EBS
=========================== ================= ================== ================ ================ ================= ===============


Stock Option Plan

         The Corporation has established a Stock Option Plan (the "Plan") for the purpose of providing incentives to directors, officers, employees and consultants of the Corporation. The maximum number of Common Shares reserved for issuance under the Plan is limited to 6,000,000 Common Shares. The board of directors may designate the recipient of options and determine the number of Common Shares covered by each option, its exercise price (which may not be less than closing market price of the Common Shares on the trading day prior to the grant), its expiry date and any other matters relating thereto. All options will be non-transferrable except in the event of an optionee's death.

         The issue of options under the Plan, together with any other stock options issued by the Corporation, may not result, at any time, in the number of shares reserved for issuance under stock options granted to any one person and the person's associates exceeding 5% of the issued and outstanding Common Shares.

         The following table sets out certain information with respect to options to purchase Common Shares which were issued under the Stock Option Plan and which were outstanding as at May 31, 2002:


======================== =========== ============= ================== ================ ======================== ====================
                                                                                                                  Current Market
                                        Number of   Purchase Price                         Market Value of           Value of
       Optionees          Number of    Securities    of Securities    Expiry Date of      Securities Under       Securities Under
                          Optionees   Under Option   Under Option         Option       Option on Date of Grant       Option(1)
------------------------ ----------- ------------- ------------------ ---------------- ------------------------ --------------------
All executive officers          3        300,000          $5.00       Aug 16, 2006               $5.00                  $4.66
and past-executive              3      1,200,000          $5.00       Sept 30, 2007              $5.00                  $4.66
officers of the                 1         50,000         $10.00       Apr 9, 2007               $10.00                  $4.66
Corporation as a group          1         50,000          $7.00       Apr 9, 2008                $7.00                  $4.66
(4 individuals)                 1         50,000          $5.05       Apr 6, 2009                $5.05                  $4.66
------------------------ ----------- ------------- ------------------ ---------------- ------------------------ --------------------
All directors and               3         75,000          $3.50       Sept 25, 2006              $3.50                  $4.66
past-directors of the           1         50,000          $5.00       Sept 30, 2007              $5.00                  $4.66
Corporation who are             2        150,000         $16.75       Sept 14, 2005             $16.75                  $4.66
not executive officers          1        175,000          $5.00       Dec 31, 2002               $5.00                  $4.66
as a group (4
individuals)
------------------------ ----------- ------------- ------------------ ---------------- ------------------------ --------------------
All employees of the           39         70,900          $4.70       Sept 30, 2006              $4.70                  $4.66
Corporation as a group          8        153,000          $8.00       Mar 31, 2006               $8.00                  $4.66
                                3         15,000          $4.50       Jan 15, 2007               $4.50                  $4.66
                                1          8,000          $8.00       Sept 30, 2006              $8.00                  $4.66
                                4        155,000          $3.00       Sept 30, 2007              $3.00                  $4.66
                                1          5,000         $10.00       June 4, 2006              $10.00                  $4.66
                               21        189,400          $5.00       Sept 30, 2007              $5.00                  $4.66
                                1         10,000          $7.00       July 18, 2007              $7.00                  $4.66
                                1        100,000          $5.00       Nov 30, 2007               $5.00                  $4.66
                                1         30,000          $8.00       Mar 22, 2006               $8.00                  $4.66
                                1          5,500          $5.00       May 31, 2006               $5.00                  $4.66
                                1          5,000          $3.70       Oct 15, 2006               $3.70                  $4.66
                                1         20,000          $4.48       Sept 30, 2007              $4.48                  $4.66
                                1          4,000          $5.50       Sept 5, 2006               $5.50                  $4.66
                                1          2,000         $18.00       Nov 15, 2005              $18.00                  $4.66
                                1          2,000          $7.60       Apr 24, 2007               $7.60                  $4.66
                                1         25,000          $7.60       July 27, 2005              $7.60                  $4.66
                                1          1,000          $3.00       July 31, 2007              $3.00                  $4.66
                                1          6,000          $4.11       May 16, 2007               $4.11                  $4.66
                                1         50,000          $5.00       Sept 15, 2002              $5.00                  $4.66
                                5        186,000          $3.00       Sept 30, 2006              $3.00                  $4.66
                                1         27,500          $8.50       July 28, 2005              $8.50                  $4.66
                                1         98,000          $7.50       Aug 18, 2007               $7.50                  $4.66
------------------------ ----------- ------------- ------------------ ---------------- ------------------------ --------------------
Consultants of the              1        125,000          $9.00       Aug 4, 2007                $9.00                  $4.66
Corporation as a group          1        125,000         $12.00       Aug 4, 2007               $12.00                  $4.66
                                1        125,000         $15.00       Aug 4, 2007               $15.00                  $4.66
                                1        200,000          $7.00       Apr 17, 2005               $7.00                  $4.66
                                1         75,000         $15.00       Nov 30, 2003              $15.00                  $4.66
                                1         30,000         $15.00       Jan 26, 2003              $15.00                  $4.66
                                1         20,000          $5.50       Mar 20, 2004               $5.20                  $4.66
                                1         20,000          $8.00       Mar 31, 2003               $8.00                  $4.66
                                1        125,000          $8.00       Aug 15, 2006               $8.00                  $4.66
                                1        250,000          $8.00       May 22, 2004               $8.00                  $4.66
======================== =========== ============= ================== ================ ======================== ====================


 (1)     Based on the closing market price on June 11, 2002.


Employment Agreements

         The Corporation has entered into employment agreements with each of Sidney Belzberg, Chairman and Chief Executive Officer, Alicia Belzberg, Executive Vice President, and Donald W. Wilson, Chief Operating Officer, of the Corporation. Each agreement provides for a base salary which may be increased at the discretion of the board of directors. In addition, each of the agreements provides that the Corporation may terminate the agreements without cause upon 24 months written notice or payment in lieu thereof and contains a prohibition against competing with the Corporation for a period of three years after the termination of the agreement.

         The Corporation has entered into an employment agreement with Lawrence
J. Cyna, Chief Financial Officer of the Corporation, dated as of April 6, 1999. The agreement provides for a base salary which may be increased annually at the board of directors' sole discretion. In addition the agreement provides that the Corporation may terminate the agreement without cause upon six months prior written notice and payment of one year's salary.

         The Corporation and EBS have entered into an employment agreement with Robert C. Sheehan under which he has agreed to be employed as a senior executive of EBS. The agreement terminates on March 31, 2006.

Indebtedness of Directors, Officers and Employees

         As at May 31, 2002, the aggregate indebtedness to the Corporation and any of its subsidiaries by all current and former officers, directors and employees of the Corporation and its subsidiaries, which indebtedness was incurred in connection with the purchase of securities of the Corporation or any of its subsidiaries, was $30,225.

         As at May 31, 2002, the aggregate outstanding indebtedness to the Corporation and any of its subsidiaries by all current and former officers, directors and employees of the Corporation and its subsidiaries, which indebtedness was not incurred in connection with a purchase of securities of the Corporation, or any of its subsidiaries, was $9,012.

                                 DIVIDEND POLICY

         To date, the Corporation has not paid a dividend. The declaration, amount and date of distribution of any dividends in the future will be decided by the Board of Directors from time to time based upon and subject to the Corporation's earnings, financial requirements and other conditions prevailing at the time.

         We have not declared or paid, and have no present intention to declare or to pay in the foreseeable future, any cash dividends with respect to the Common Shares.

                             PRINCIPAL SHAREHOLDERS

         To the knowledge of the directors and senior officers of the Corporation, as at May 31, 2002, no person or corporation beneficially owns or exercises control or direction over more than 10% of the Common Shares of the Corporation except as shown below:


======================================= =========================== ===================================================
                                                                                    % of Common Shares
                 Name                    Number of Common Shares    ---------------------------------------------------
                                                  Owned                Before Exercise of         After Exercise of
                                                                        Special Warrants          Special Warrants
--------------------------------------- --------------------------- -------------------------- ------------------------
Sidney H. Belzberg                            1,135,488 shs                  10.27%                      8.24%
--------------------------------------- --------------------------- -------------------------- ------------------------

Alicia Belzberg                               1,583,250 shs                  14.32%                     11.48%
======================================= =========================== ========================== ========================


         Reference is made to "Description of Share Capital - Voting Agreements and Investor Rights Agreements" for a description of voting agreements entered into by Sidney H. Belzberg, Alicia Belzberg and the Investors.

         The directors and executive officers of the Corporation, as a group, beneficially own, directly or indirectly, 3,657,138 Common Shares representing approximately 33.15% of the total outstanding Common Shares before the exercise of the Special Warrant and approximately 26.57% after the exercise of the Special Warrants.

                              PLAN OF DISTRIBUTION

         The Corporation sold a total of 2,730,000 Special Warrants at a price of $5.25 per Special Warrant (the "Offering") pursuant to an underwriting agreement dated as of April 1, 2002 (the "Underwriting Agreement") made between the Corporation and the Underwriters. The price of the Special Warrants was determined by negotiation between the Corporation and the Underwriters. In consideration of the services rendered by the Underwriters in connection with the offering and the sale of the Special Warrants, the Corporation paid to the Underwriters an aggregate fee of $859,950, being 6% of the gross proceeds received by the Corporation from the sale of the Special Warrants (the "Underwriters' Fee"). As additional consideration for the Underwriters' obligations under the Underwriting Agreement, the Corporation granted to the Underwriters compensation warrants (the "Compensation Warrants") which entitle the holders thereof to acquire, without additional consideration, compensation options (the "Compensation Options") which entitle the holders to purchase up to 177,450 Units at a price of $5.25 per Unit, being that number of Units equal to 6.5% of the total number of Special Warrants sold. Each Unit consists of one Common Share and one-quarter of one Share Purchase Warrant. The Compensation Options are exercisable at any time prior to October 16, 2003. No additional fee has been or will be paid to the Underwriters in connection with the issue of Common Shares upon the exercise or deemed exercise of the Special Warrants.

         Subject to adjustment, each Special Warrant entitles the holder thereof to acquire, at no additional cost, one Unit consisting of one Common Share and one-quarter of one Share Purchase Warrant of the Corporation at any time, prior to 5:00 p.m. (Toronto time), on the date (the "Expiry Time") which is the earlier of: (i) the fifth business day after the date of issuance of a receipt (the "Prospectus Receipt") by the Ontario Securities Commission for a final prospectus of the Corporation relating to the distribution of the Common Shares to be issued upon the exercise of the Special Warrants, and (ii) August 16, 2002. If the Corporation does not obtain a final receipt for this prospectus from the Ontario Securities Commission on or before the July 14, 2002, all Special Warrants then outstanding shall entitle the holders thereof to receive, upon exercise, 1.1 Units for each Special Warrant converted in lieu of one Unit.

         Any Special Warrants not exercised prior to 5:00 p.m. (Toronto time) on the Expiry Time will be deemed to be exercised, immediately prior to such time, without any further action on the holder's part.

         At the closing of the Offering, one-half of the gross proceeds of the sale of the Special Warrants was deposited in escrow with Equity Transfer Services Inc. under an escrow agreement until the earlier of August 16, 2002 or the date that the Prospectus Receipt is issued by the Ontario Securities Commission.

         See "Description of the Share Purchase Warrants" for a description of the Share Purchase Warrants to be issued on exercise of the Special Warrants.

                     DESCRIPTION OF SHARE PURCHASE WARRANTS

         The following is a summary of the material provisions of the Share Purchase Warrants, issuable on exercise of the Special Warrants and the Compensation Options, and is subject to the detailed provisions of the Share Purchase Warrants referred to below.

         The Share Purchase Warrants will be issued in registered form and may be surrendered for exercise, exchange or replacement at the principal office of the Corporation in Toronto, Ontario.

         Subject to adjustment in certain events, each Share Purchase Warrant will entitle the Holder thereof to purchase one Common Share, at any time on or before August 16, 2003 at a price of $5.50 per share.

         The Share Purchase Warrants will provide for the adjustment of the exercise price and, in certain events, the number of Common Shares issuable on exercise of the Share Purchase Warrants, on the occurrence of certain events, including: (i) the subdivision, redivision, or consolidation of outstanding Common Shares; (ii) the issue by the Corporation of Common Shares (or securities convertible into Common Shares) to all or substantially all the holders of the Common Shares by way of a stock dividend or other distribution; (iii) the distribution to all or substantially all the holders of the Common Shares of shares of any class of shares other than Common Shares or rights, options or warrants (other than those described above), or evidences of indebtedness or property; (iv) a capital reorganization of the Corporation or a reclassification or other change in the Common Shares; (v) an amalgamation, merger or consolidation of the Corporation with another entity; and (vi) a transfer of all or substantially all of the Corporation's undertaking and assets. The Corporation will not be required to make any adjustment to the exercise price unless the cumulative effect of the adjustment and other adjustments not previously made would change the exercise price then in effect by at least 1%.

         The Corporation will give at least 21 days' notice to the holders of Share Purchase Warrants of the Corporation's intention to fix the record date of any of the events described above.

         No fractional Common Shares will be issued on the exercise of the Share Purchase Warrants.

         Holders of the Share Purchase Warrants have no voting rights, preemptive rights or any other rights as a shareholder of the Corporation.

         Subject to compliance with the provisions of the Share Purchase Warrant and the requirements of applicable securities legislation, the Share Purchase Warrants are transferable.

                                 USE OF PROCEEDS

         The net proceeds of the offering, after deducting the fee paid to the Underwriters and the expenses of the Offering, were approximately $13,272,550 and will be used as to approximately $1,500,000 for sales and marketing expenses and as to the balance of approximately $11,772,550 for working capital purposes. The additional working capital is intended to be used to fund possible acquisitions of broker-dealers and increased operating expenses anticipated from the expansion of the business of the Corporation.

         The acquisition of RCS proved to be a successful strategy as, in addition to providing the Corporation a revenue stream from brokerage commissions, the Corporation received additional revenue as a result of having access to RCS' customers and having successfully marketed to some of them the Belzberg products and routing systems.

         As a result of its favorable experience with this acquisition, the Corporation intends to aggressively pursue the acquisition of other broker dealers and would like to complete one or more of such acquisitions during the current fiscal year. The Corporation believes that an increase in its working capital is required in order to negotiate and complete such acquisitions.

         In identifying potential acquisition targets, the Corporation has established the following criteria:

         (a) the company to be acquired should have a history of profitability;

         (b) the customer list of the company should include customers who would be potential users of the Belzberg technology and routing systems.

         There can be no assurance that the Corporation will be able to consummate any such acquisitions and, if it does, whether such acquisitions will prove successful.

         The Corporation intends to spend the net proceeds of the offering as stated in this prospectus. There may be circumstances, however, where, for sound business reasons, a reallocation of funds may be necessary.

                         SELECTED FINANCIAL INFORMATION

         The following selected financial information has been derived from the consolidated financial statements of the Corporation contained in this prospectus and should be read in conjunction with such statements and notes thereto:


=================================================== ============================== =================================================
                                                     Three Months Ended March 31               Years Ended December 31,
                                                             (Unaudited)                               (Audited)
--------------------------------------------------- --------------------------------------------------------------------------------
                                                         2002           2001            2001            2000              1999
                                                         ($)             ($)             ($)             ($)               ($)
--------------------------------------------------- --------------------------------------------------------------------------------
Revenue                                                 7,101,601      4,550,082      24,460,071       11,951,029         5,904,099
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Administration                                          1,750,187        745,059       6,582,597        2,676,014         2,356,019
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Amortization(1)                                           488,669        399,602       1,799,338          841,279           219,591
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Loss from Continuing Operations(1)                     (1,853,841)      (133,819)     (2,891,143)        (147,834)       (2,659,068)
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Loss per Share from Continuing Operations(1)                (0.17)         (0.01)          (0.26)           (0.02)            (0.38)
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Net Loss for the Period(1)                             (1,853,841)      (383,341)     (4,084,444)        (346,062)       (2,659,068)
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Loss per Share(1)                                           (0.17)         (0.04)          (0.37)           (0.04)            (0.38)
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Total Assets                                           15,671,313     19,524,160      17,450,515       15,459,525         2,869,254
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Current Liabilities                                     5,537,243      3,150,163       5,134,444        3,264,397         5,133,183
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Capital Lease Obligations                               2,705,631      2,796,774       2,892,434        2,280,377           409,166
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Share Capital(1)                                       24,627,153     24,403,936      24,596,153       19,740,081         6,227,000
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Deficit                                               (15,645,285)    (9,850,627)    (13,791,444)      (9,075,468)       (8,729,406)
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Shareholders' Equity (Deficiency)                       8,981,868     14,553,309      10,804,709       10,664,613        (2,502,406)
--------------------------------------------------- --------------- -------------- --------------- ---------------- ----------------

Total Liabilities and Shareholders' Equity             15,671,313     19,524,160      17,450,515       15,459,525         2,869,254
=================================================== =============== ============== =============== ================ ================

         (1) Effective January 1, 2002, the Corporation is no longer required to amortize goodwill. The comparative figures presented have not been adjusted to reflect this change in accounting policy. See Note 2 to the Consolidated Financial Statements.

         (2) Includes the carrying value of warrants and contributed surplus.

Selected Quarterly Financial Information

======================= ============================================================================================================
                                                                         Quarters Ended
                                                                          (unaudited)

                                                                 ($000's except for share data)
----------------------- ------------------------------------------------------------------------------------------------------------
                          Mar. 31,      Dec. 31,      Sep. 30,       Jun. 30,      Mar. 31,      Dec. 31,    Sep. 30,     Jun. 30,
                            2002         2001          2001            2001          2001          2000        2000         2000
----------------------- ------------ ------------- ------------- -------------- ------------- ------------- ----------- ------------
Revenue                    $7,102        $7,134        $6,332         $6,444        $4,550        $3,980      $2,935       $2,592
----------------------- ------------ ------------- ------------- -------------- ------------- ------------- ----------- ------------

Net Earnings (Loss)        (1,854)       (1,194)       (1,550)          (957)         (383)           87        (217)        (251)
for Period
----------------------- ------------ ------------- ------------- -------------- ------------- ------------- ----------- ------------

Earnings (Loss) per        ($0.17)       ($0.11)       ($0.14)        ($0.09)       ($0.04)        $0.01      ($0.03)      ($0.04)
share (basic &
diluted)
======================= ============ ============= ============= ============== ============= ============= =========== ============

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following is Management's Discussion and Analysis of the financial condition of the Corporation and our financial performance for the three months ended March 31, 2002 and March 31, 2001 and for the years ended December 31, 2001 ("2001"), December 31, 2000 ("2000") and December 31, 1999 ("1999"). This
discussion should be read in conjunction with the Corporation's 2001 audited consolidated financial statements and accompanying notes. All amounts are in Canadian dollars unless otherwise stated.

         Management's Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the use of forward-looking terminology such as (but not limited to) "may," "will," "expect," "anticipate," "estimate," "plans," "continue," "believe," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Corporation's results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. These factors include without limitation our dependence on a limited number of customers for a substantial amount of our revenue, the intense competition in the market for global internet trading solutions and intelligent order routing systems, the ability to recruit and retain key personnel, extensive government regulation of the securities brokerage industry, fluctuations in trading activity as a result of global economic conditions, technological change which will affect capital expenditures, and other factors discussed in periodic filings with Canadian and United States securities regulatory authorities. Any of these factors could cause actual results to vary materially from current results or the Corporation's anticipated future results. The Corporation wishes to caution readers not to place undue reliance on such forward-looking statements that speak only as of the date made.

General

         The Corporation is a provider of exchange connectivity, trade execution, order management and routing software for the financial industry. In addition to its technology, through one of its wholly owned subsidiaries, an agency-only broker-dealer, Belzberg offers low cost trade execution.

         The Corporation's customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, ECNs and through NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions with great reliability and security.

         Major financial institutions, broker-dealers, buy-side institutions, banks, and others use all or a subset of Belzberg trading products to automate their order execution, basket trading, arbitrage, retail order management, and real-time inventory management.

         In 2001, we expanded our business by (i) setting up a broker-dealer
(EBS) which enabled us to begin to charge our customers on a transaction fee basis, and (ii) acquiring a floor brokerage operation (RCS) that provides for the execution of exchange-traded equity and index options and futures on the CBOE and other exchanges.


                         Selected Financial Data - First Quarter 2002 and 2001 (unaudited)
========================================== ================= =====================================================================

                                                 2002                                  2001 (unaudited)
------------------------------------------ ----------------- ---------------------------------------------------------------------

      $000's except per share data                Q1               Q1                Q2               Q3                Q4
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
Revenue                                       $   7,102         $   4,550        $   6,444         $   6,332        $   7,134
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
Gross Margin                                      3,455             2,934            4,046             3,529            3,438
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
Loss from continuing operations                  (1,854)             (134)            (675)             (888)          (1,194)
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
Loss from discontinued operations                    --              (249)            (282)             (662)              --
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
Net loss                                         (1,854)         $   (383)        $   (957)         $ (1,550)        $ (1,194)
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
Basic and diluted loss per common share
   - from continuing operations                $  (0.17)         $  (0.01)        $  (0.06)         $  (0.08)        $  (0.11)
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
   - from discontinued operations                    --             (0.02)           (0.03)            (0.06)              --
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
Basic and diluted loss per common share        $  (0.17)         $  (0.04)        $  (0.09)         $  (0.14)        $  (0.11)
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
Balance Sheet Data:
   Cash and cash equivalents                  $   5,026         $   9,110        $   9,070         $   7,049        $   6,361
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
   Working capital                                4,482            11,796            9,786             8,295            6,913
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
   Total assets                                  15,671            19,524           20,881            18,438           17,451
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
   Long-term capital lease obligations            1,152             1,733            1,573             1,561            1,502
------------------------------------------ ----------------- ---------------- ----------------- ---------------- -----------------
   Shareholders' equity                           8,982            14,553           13,618            11,849           10,805
========================================== ================= ================ ================= ================ =================



         Numbers may not total due to rounding. Certain figures have been reclassified for comparative purposes to conform to the year-end financial statement presentation.


                                 Selected Financial Data - 2000 (unaudited)
================================================== ================ ================= ================ =================

          $000's except per share data                   Q1                Q2               Q3                Q4
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Revenue                                               $   2,444        $   2,592         $   2,935         $  3,980
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Gross Margin                                              1,745            1,611             1,969            2,096
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Earnings (loss) from continuing operations                   35             (251)             (151)             219
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Loss from discontinued operations                            --               --              (66)            (132)
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Net earnings (loss)                                   $      35        $    (251)         $   (217)        $     87
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Basic and  diluted  earnings  (loss)  per  common
share
   - from continuing operations                       $    0.02        $   (0.04)         $  (0.02)        $   0.02
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
   - from discontinued operations                            --               --             (0.01)           (0.01)
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Basic and  diluted  earnings  (loss)  per  common     $    0.02        $   (0.04)         $  (0.03)        $    0.01
share
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
Balance Sheet Data:
   Cash and cash equivalents                          $   5,530        $   4,640          $  4,050         $  5,642
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
   Working capital                                        5,563            4,922             5,076            7,562
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
   Total assets                                           8,926            9,250            11,443           15,460
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
   Long-term lease obligations                              264              201             1,011            1,418
-------------------------------------------------- ---------------- ----------------- ---------------- -----------------
   Shareholders' equity                                   7,046            6,942             7,448           10,665
================================================== ================ ================= ================ =================


         Numbers may not total due to rounding. Certain figures have been reclassified for comparative purposes to conform to the year-end financial statement presentation.

Overview

         Gross revenue increased from $4.6 million in the first quarter of 2001 to $7.1 million in the first quarter of 2002, an increase of 56%. Subscription fee revenue, which is based on customers paying a fixed monthly fee for each terminal connected to the Belzberg Gateway, increased by 21% in the first quarter of 2002 to $2.9 million as compared to $2.3 million the first quarter of 2001 and accounted for 40% of total revenues in the first quarter of 2002 as compared to 52% of total revenues in the first quarter of 2001. Transaction fee revenue, which includes both customers paying a fee per transaction routed through the Belzberg Gateway and where applicable a commission fee for trades executed through the floor brokerage operation, increased by 111% in the first quarter of 2002 to $3.9 million as compared to $1.9 million in the first quarter of 2001 and accounted for 55% of total revenues in the first quarter of 2002 as compared to 41% of total revenues in the first quarter of 2001. Revenue growth occurred in both the Canadian and U.S.A. operations.

         In 2001 revenue increased from $12.0 million in year 2000 to $24.5 million in year 2001, an increase of 105%. In year 2000, revenue increased to $12.0 million from $5.9 million in 1999, an increase of 102%. Belzberg has now had an increase in revenue for 10 consecutive fiscal quarters, except for the 3rd quarter of 2001 when revenue declined slightly as a result of our New York operations being closed for one full week due to the September 11, 2001 terrorist attack.

         In January 2001, the Corporation completed a private placement, which netted $4.7 million (issue price of $15.00 per share). Proceeds from the exercise of employee options at an average price of $3.08 netted $0.2 million. During the year $0.8 million was utilized to purchase shares in the market under the Corporation's normal course issuer bid at an average price over the year of $8.88. Cash was also utilized to purchase capital assets and to repay lease obligations. The overall cash position increased by $0.7 million in 2001.

         In 2001 the Corporation continued its expansion by developing new products, building connectivity to European exchanges and through acquisition. In April 2001, the Corporation acquired all of the issued shares of the predecessor of RCS, a floor broker on the floor of the CBOE in Chicago, thereby acquiring access to the floor of the CBOE. The floor-brokerage operation is a key component of the Corporation's strategy of being able to provide customers with connectivity to both equity and options markets from one trading platform.

         In May 2001, the Corporation opened its first European office by incorporating BT(UK), a wholly owned subsidiary, in London, England. Belzberg is now able to route orders from European customers to North American exchanges. In due course, the Corporation intends to be able to route orders from European customers to European exchanges.

         In September 2001, the Corporation discontinued the operations of eContracts, its only subsidiary that was not part of the business model, in order to fully concentrate on the core business. Revenue for this subsidiary commenced in the year 2001 and were insignificant. Operations in the year 2000 were immaterial. Year 2001 revenue and expenses are disclosed as "Discontinued Operations".

         In September 2001, the Corporation opened a subsidiary in Philadelphia and located there a new President for the Corporation together with a new Vice President of Sales and supporting staff. Unfortunately, no additional revenue were generated, nor were any cost efficiencies achieved. This office was closed in March 2002, and the relationship with the new President and other staff ended.

         As a result of the continuing strategy of the Corporation, revenue continued to increase from the United States, reaching $15.7 million in 2001 as compared to $5.9 million in 2000. The Corporation anticipates that revenue from the United States will continue to increase at a greater rate than revenue from Canada.

         In December 2001, the Corporation's renovation of both its new and existing space at its head office in Toronto was completed, and the Corporation moved into the new premises. As part of this move, leasehold improvements in the old space were demolished in order to completely rebuild the premises, and the remaining unamortized original cost of the leasehold improvements in this renovated area was written off.

         The cost of the Corporation's rapid expansion is shown in the loss for the year of $2.9 million from continuing operations, as significant new staff were added and our internal data networks were upgraded significantly.

         Total operating expenses increased from $6.3 million in 2000 to $14.7 million in 2001, an increase of 133%. Cash flow from operations however in 2001 was a positive $12,000 as compared to a utilization of $4.1 million in 2000.

Acquisition

         Robert C. Sheehan & Associates, Inc. In April 2001, the Corporation acquired all of the outstanding shares of the predecessor of RCS for cash consideration of $1.7 million. As of December 31, 2001, $0.4 million of the cash consideration remained payable to the vendor of RCS, which amount was subsequently paid in January 2002.

         RCS is a broker-dealer that executes exchange-traded equity and index options on the CBOE and is a key component of the Corporation's strategy of being able to provide customers with connectivity to both equity and options markets from one trading platform.

Consolidated Results of Continuing Operations

         Revenue


========================= ========================================== ===============================================================

                                   Quarter Ended March 31,                    Total Revenue for the Years ended December 31,
                                                                                                 ($000s)
                          --------- ---------- -------- ------------ ----------- ---------- ---------- ---------- -------- ---------
                            2002    % of        2001       % of         2001     % of         2000     % of        1999    % of
                                     Revenue              Revenue                 Revenue               Revenue             Revenue
------------------------- --------- ---------- -------- ------------ ----------- ---------- ---------- ---------- -------- ---------
Subscription Fees          $ 2,852      40%     $2,348      52%      $  10,596       43%     $ 6,080       51%     $4,526      77%
------------------------- --------- ---------- -------- ------------ ----------- ---------- ---------- ---------- -------- ---------
Transaction Fees             2,924      41%      1,861      41%          8,900       36%       3,276       27%        644      11%
------------------------- --------- ---------- -------- ------------ ----------- ---------- ---------- ---------- -------- ---------
Commissions                    998      14%         --      --           3,594       15%          --       --          --      --
------------------------- --------- ---------- -------- ------------ ----------- ---------- ---------- ---------- -------- ---------
Software Development            35       1%        235       5%            772        3%       2,059       17%        667      11%
and Installation
------------------------- --------- ---------- -------- ------------ ----------- ---------- ---------- ---------- -------- ---------
Other                          293       4%        106       2%            598        3%         536        5%         67       1%
------------------------- --------- ---------- -------- ------------ ----------- ---------- ---------- ---------- -------- ---------
Total Revenue              $ 7,102              $4,550                $ 24,460               $11,951               $5,904
========================= ========= ========== ======== ============ =========== ========== ========== ========== ======== =========


         Total revenue increased from $5.9 million in 1999 to $12.0 million in 2000 (an increase of 102%), and to $24.5 million in 2001 (an increase of 105%). Subscription fee revenue, which is based on customers paying a fixed monthly fee for each terminal connected to our Transactions Gateway, increased by 74% in 2001 as compared to 2000 and accounted for 43% of total revenue in 2001 as compared to 51% of total revenue in 2000 and 77% of total revenue in 1999. The Corporation expects subscription fee revenue as a percentage of total revenue to decrease in the future as more customers are expected to switch to a transaction fee model. Transaction fee revenue, which is based on customers paying a fee per transaction routed through our Transactions Gateway, increased by 172% in 2001 as compared to 2000 and accounted for 36% of total revenue in 2001 as compared to 27% of total revenue in 2000 and 11% of total revenue in 1999.

         In 2001, the Corporation acquired the predecessor of RCS, a broker-dealer that executes exchange-traded equity and index options on the CBOE. For the nine months ended December 31, 2001, RCS generated $3.6 million in commission income that accounted for 15% of total revenue in 2001.

         Software development and installation fees decreased by 63% in 2001 as compared to 2000 and accounted for 3% of total revenue in 2001 as compared to 17% of total revenue in 2000 and 11% of total revenue in 1999. The Corporation expects that this revenue stream will be a significantly smaller percentage of the overall business in future years. Other revenue which include revenue from connectivity to our Transactions Gateway as well as revenue from information distribution, increased by 12% in 2001 to $0.6 million as compared to $0.54 million in 2000.


=============================== ======================================== ==========================================================
                                        Quarter Ended March 31,             Revenue by Country for the Years ended December 31,
                                                ($000s)                                           ($000s)
                                ---------------------------------------- ----------------------------------------------------------
                                  2002      % of      2001      % of       2001     % of      2000     % of       1999     % of
                                          Revenue              Revenue             Revenue            Revenue             Revenue
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
Canada

 Subscription Fees               $1,728      73%     $ 1,355      74%     $6,512      74%    $3,213      53%     $2,012      75%
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Transaction Fees                   443      19%         274      15%      1,336      15%       558       9%        203       8%
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Commissions                         --      --           --      --          --      --         --      --          --      --
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Software Development and            26       1%         103       6%        447       5%     1,783      29%        415      15%
    Installation
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Other                              177       7%          99       5%        490       6%       523       9%         50       2%
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Revenue from Canada             $2,374              $ 1,831              $8,785             $6,077              $2,680
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
United States

 Subscription Fees               $1,124       24%    $   993      37%     $ 4,084     26%    $2,867      49%     $2,514      78%
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Transaction Fees                 2,481       53%      1,587      58%       7,563     48%     2,718      46%        441      14%
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Commissions                        998       21%         --      --        3,594     23%        --      --          --      --
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Software Development and             9       --         132       5%         325      2%       277       5%        252       8%
    Installation
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Other                              116        2%          7      --          109      1%        12      --          17      --
------------------------------- --------- --------- --------- ---------- --------- -------- --------- --------- --------- ---------
 Revenue from United States      $4,728              $ 2,719              $15,675            $5,874              $3,224
=============================== ========= ========= ========= ========== ========= ======== ========= ========= ========= =========

         The Corporation generated approximately 64% of its revenue in the United States and 36% of its revenue in Canada. Revenue increased in both Canada and the United States from 2000 with significant growth occurring in the United States. Revenue in Canada increased from $6.1 million in 2000 to $8.8 million in 2001, an increase of 45%, compared to the 127% increase in 2000 from 1999 revenue of $2.7 million. Revenue in the United States increased from $5.9 million in 2000 to $15.7 million in 2001, an increase of 167%, compared to the 82% increase in 2000 from 1999 revenue of $3.2 million. The Corporation anticipates that revenue from the United States will continue to increase at a greater rate than revenue from Canada.

         Gross Margin


======================= =====================================================================================
                                                        Gross Margin for the
                        -------------------------------------------------------------------------------------
                           Three Months Ended March 31,                 Years Ended December 31,
                                      ($000s)                                    ($000s)
                        -------------------------------------------------------------------------------------
                              2002               2001            2001            2000             1999
----------------------- ------------------ ----------------- -------------- ---------------- ----------------
Revenue                    $      7,102       $    4,550       $   24,460     $   11,951       $    5,904
----------------------- ------------------ ----------------- -------------- ---------------- ----------------
Cost of Revenue                   3,647            1,616           10,513          4,530            2,173
----------------------- ------------------ ----------------- -------------- ---------------- ----------------
Gross Margin               $      3,455       $    2,934       $   13,947     $    7,421       $    3,731
----------------------- ------------------ ----------------- -------------- ---------------- ----------------
Gross Margin %                 49%               64%              57%             62%              63%
======================= ================== ================= ============== ================ ================


         Gross margin as a percentage of sales declined to 49% in the first quarter of 2002, from 64% in the first quarter of 2001. The decline in margin is attributable to a change in the sales mix that includes the lower margin brokerage business in the first quarter of 2002 which did not exist in the first quarter of 2001 as well as the increased costs from expanded capacity and connectivity to new markets in 2002.

         Gross margin as a percentage of revenue declined to 57% in 2001, from 62% in 2000 and 63% in 1999. The decline in margin is attributable to a change in the sales mix that now includes the lower margin brokerage business as well as an increase in direct costs incurred in 2001 to expand capacity and connectivity to new markets. The Corporation expects the margin on the brokerage business to improve in future years as the Corporation intends to move towards becoming self-clearing.

         Operating Expenses


======================================== ==========================================================================================

                                                                                  Operating Expenses for the
                                         ------------------------------------------------------------------------------------------
                                                Three Months ended March 31,                             Years ended December 31,
                                                          ($000s)                                                 ($000s)
-----------------------------------------------------------------------------------------------------------------------------------
                           2002       % of       2001      % of       2001       % of       2000       % of      1999      % of
                                     Revenue              Revenue               Revenue               Revenue             Revenue
----------------------- ----------- ---------- --------- --------- ----------- ---------- ---------- --------- --------- ----------
Sales and Marketing      $ 1,191(1)     17%     $ 1,130     25%     $ 5,072(1)    21%      $ 2,721       23%    $ 1,874      32%
----------------------- ----------- ---------- --------- --------- ----------- ---------- ---------- --------- --------- ----------
Research and                 904        13%         767     17%       3,062       12%        2,011       17%      1,794      30%
Development
----------------------- ----------- ---------- --------- --------- ----------- ---------- ---------- --------- --------- ----------
Government Assistance         --        --           --     --           --       --        (1,150)     (10)%        --      --
----------------------- ----------- ---------- --------- --------- ----------- ---------- ---------- --------- --------- ----------
Administration             1,750        24%         745     16%       6,582       27%        2,676       22%      2,356      40%
----------------------- ----------- ---------- --------- --------- ----------- ---------- ---------- --------- --------- ----------
Total Operating          $ 3,845        54%     $ 2,642     58%     $14,716       60%      $ 6,258       52%    $ 6,024     102%
Expenses
======================= =========== ========== ========= ========= =========== ========== ========== ========= ========= ==========


(1) Includes non-recurring Philadelphia expenses for the three months ended March 31, 2002 of $302 (year ended December 31, 2001 of $392).


         Sales and Marketing Expenses. Sales and marketing expenses, excluding non-recurring Philadelphia expenses of $0.3 million, decreased by $0.2 million or 21% to $0.9 million in the first quarter of 2002 as compared to $1.1 million in the first quarter of 2001. The reduced expense is primarily due to certain marketing consulting costs incurred in the first quarter of 2001 that did not occur in the first quarter of 2002 as well as the termination of certain sales and marketing personnel in the first quarter of 2002.

         Sales and marketing expenses totaled $4.7 million in 2001 (excluding non-recurring Philadelphia expenses of $0.4 million), $2.7 million in 2000 and $1.9 million in 1999. Sales and marketing expenses, excluding non-recurring Philadelphia expenses, increased by $2.0 million or 72% in 2001 over 2000 and by $0.8 million or 45% in 2000 over 1999. As a percentage of revenue, sales and marketing expenses, excluding non-recurring Philadelphia expenses, were 19% of sales in 2001, compared to 23% of sales in 2000 and 32% of sales in 1999. The primary factors that contributed to the increase in sales and marketing expenses in 2001 were headcount additions and increased spending on advertising and promotions.

         Research and Development Expenses and Government Assistance. Research and development expenses increased by $0.1 million or 18% to $0.9 million in the first quarter of 2002 as compared to $0.8 million in the first quarter of 2001. The increased expense is primarily due to headcount additions as the Corporation is committed to expand its product capabilities and connectivity to additional markets.

         Research and development expenses totaled $3.1 million in 2001, $2.0 million in 2000 and $1.8 million in 1999. Research and development expenses increased by $1.1 million or 52% in 2001 over 2000, and by $0.2 million or 12% in 2000 over 1999. As a percentage of revenue, research and development expenses were 12% of sales in 2001, compared to 17% of sales in 2000 and 30% of sales in 1999. The primary factor that contributed to the increase in research and development expenses in 2001 was headcount additions as the Corporation is committed to expand its product capabilities and connectivity to additional markets in order to increase its customer base.

         In 2000, the Corporation recognized a recovery of $1.2 million against research and development expenses relating to scientific research and developmental assistance for the taxation years 1996 to 1999 provided by the Government of Canada. This amount was received in 2001. Any future reimbursements that the Corporation may be entitled to, will only be obtainable as a credit against income taxes payable in Canada.

         Administration Expenses. Administration expenses increased by $1.0 million or 135% to $1.7 million in the first quarter of 2002 as compared to $0.7 million in the first quarter of 2001. The primary factors that contributed to the increased expenses were headcount additions and increased professional fees to support the growth and size of the Corporation, increased costs of the core communication infrastructure, and foreign exchange gains incurred in the first quarter of 2001 that did not occur in the first quarter of 2002.

         Administration expenses totaled $6.6 million in 2001, $2.7 million in 2000 and $2.4 million in 1999. Administration expenses increased by $3.9 million or 146% in 2001 over 2000, and by $0.3 million or 14% in 2000 over 1999. As a percentage of revenue, administration expenses were 27% of sales in 2001, compared to 22% of sales in 2000 and 40% of sales in 1999. The primary factors that contributed to the increase in administration expenses in 2001 were headcount additions, costs related to additional office space in Toronto, Philadelphia and London, England and an increase in the administrative overhead to support the growth in sales and size of the Corporation.

         Non-Recurring Philadelphia Expenses. Non-recurring Philadelphia expenses relate primarily to the salaries and office rental costs of the Philadelphia operation incurred in the first quarter of 2002 prior to the decision to close the office on March 1, 2002. (refer to "Restructuring Charges" below).

         Other Income and Expenses


====================================================================================================================================
                                                                Other Income and Expenses for the
                            --------------------------------------------------------------------------------------------------------

                                  Three Months Ended March 31,                            Years ended December 31,
                                             ($000s)                                               ($000s)
--------------------------- ----------------------------------------- --------------------------------------------------------------
                              2002      % of       2001      % of       2001      % of       2000       % of      1999      % of
                                       Revenue              Revenue              Revenue               Revenue             Revenue
--------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- --------- --------- ----------
Amortization of Capital      $   489      7%      $   369      8%      $ 1,646      6%      $    793       7%    $   220      4%
Assets
--------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- --------- --------- ----------
Amortization of Goodwill          --     --            30      1%          153      1%            48       1%         --     --
--------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- --------- --------- ----------
Write-down of Leasehold           --     --            --     --           153      1%            --      --         113      2%
Improvements
--------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- --------- --------- ----------
Interest Expense                 138      2%          116      2%          466      2%           166       1%         25     --
--------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- --------- --------- ----------
Interest Income                  (23)    (1)%         (98)    (2)%        (312)    (1)%         (227)     (2)%        --     --
--------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- --------- --------- ----------
Stock Exchange Listing            --     --            --     --            --     --            525       4%         --     --
Costs
--------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- --------- --------- ----------
Restructuring Charges            843     12%           --     --            --     --             --      --          --     --
--------------------------- --------- ---------- --------- ---------- --------- ---------- ---------- --------- --------- ----------
Other Expenses, Net          $ 1,447     20%      $   417      9%      $ 2,106      9%      $  1,305      11%    $   358      6%
=========================== ========= ========== ========= ========== ========= ========== ========== ========= ========= ==========


         Amortization of Capital Assets. Amortization of capital assets increased by $0.1 million or 32% to $0.5 million in the first quarter of 2002 as compared to $0.4 million in the first quarter of 2001. The increase in first quarter of 2002 is a reflection of the increased capital asset expenditures.

         Amortization of capital assets totaled $1.6 million in 2001, $0.8 million in 2000 and $0.2 million in 1999. Amortization of capital assets increased by $0.8 million or 107% in 2001 over 2000 and by $0.6 million or 260% in 2000 over 1999. The increase in amortization of capital assets in 2001 resulted from acquisitions of both owned and leased computer equipment of approximately $1.4 million as well as capital expenditures on leasehold improvements and furniture of approximately $1.3 million in 2001. The computer equipment additions improved our high-speed connectivity between customers, the Corporation and a multitude of exchanges and other markets for live trade execution.

         Amortization of Goodwill. The Corporation has adopted the Canadian Institute of Chartered Accountants ("CICA") new Handbook Section 3062, Goodwill and Other Intangible Assets. Effective January 1, 2002 goodwill is no longer required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section. The Corporation is in the process of applying the impairment test transition rules in accordance with the new standard.

         Amortization of goodwill totaled $153,000 in 2001, $48,000 in 2000 and nil in 1999. The increase in goodwill amortization in 2001 resulted from the acquisition of RCS.

         Effective January 1, 2002 the Corporation will cease to amortize goodwill in accordance with the new CICA Section 3062 and will review goodwill annually for impairment.

         Write-down of Leasehold Improvements. During 2001 the Corporation completed its leasehold improvements on its new expanded facilities in Toronto and rebuilt a portion of its existing facilities. The rebuild of the existing facilities resulted in a write-down of the old leasehold improvements of $153,000.

         Interest Expense. Interest expense increased to $138,000 in the first quarter of 2002 as compared with $116,000 in the first quarter of 2001. The increase resulted from additional capital lease obligations and a bank loan in 2002.

         Interest expense totaled $466,000 in 2001, $166,000 in 2000 and $25,000 in 1999. Interest expense increased by $300,000 or 180% in 2001 over 2000 and by $141,000 or 564% in 2000 over 1999. The increase in the interest expense is mainly attributable to the significant increase in capital lease obligations in 2001 of $1.2 million and $2.7 million in 2000. The Corporation utilizes capital leases to finance the significant amount of capital expenditures required for its network infrastructure.

         Interest Income. Interest income totaled $23,000 in the first quarter of 2002 as compared with $98,000 in the first quarter of 2001.

         Interest income totaled $312,000 in 2001, $227,000 in 2000 and nil in 1999. The increase in interest income in 2001 of $85,000 compared with 2000 is due mainly to the cash invested following the private placement of common shares in January 2001.

         Stock Exchange Listing Costs. Stock exchange listing costs of $525,000 relate to the costs of the Corporation's listing on the TSX in November 2000 and the filing of the Corporation's Registration Statement on Form 20-F with the SEC in 2000. No additional significant costs are expected.

         Income Taxes. Income taxes totaled $15,685, $5,063 and $9,019 in 2001, 2000 and 1999 respectively. The Corporation has net operating loss carryforwards in Canada of approximately $3.5 million and in the United States of approximately $8.5 million that may be used to offset future taxable earnings. The benefits of these losses have not been reflected in the consolidated financial statements as the Corporation has recorded a valuation allowance against the tax benefit of these losses. The losses expire in Canada beginning in 2004 and expire in the United States beginning in 2011.

         Restructuring Charges. On March 1, 2002, the Corporation closed its Philadelphia office and ended its relationship with its President and other employees. The Corporation recorded a restructuring charge of $0.8 million relating to employee severance and lease termination costs.

         Net Loss from Continuing Operations. A net loss from continuing operations of $1.9 million was incurred for the quarter ended March 31, 2002 as compared to a net loss from continuing operations of $0.1 million in the comparable quarter of 2001. Basic and diluted loss per share from continuing operations for the quarter ended March 31, 2002 was $0.17 as compared to a loss of $0.01 per share from continuing operations for the first quarter of 2001.

         As a result of the factors discussed above, the net loss from continuing operations increased to $2.9 million in 2001 from $0.1 million in 2000 as compared to a reduction in the loss from 1999 of $2.7 million to $0.1 million in 2000. The loss per share from continuing operations increased to $0.26 per share as compared to a loss of $0.02 per share in 2000 and a loss of $0.38 per share in 1999.

         Loss from Discontinued Operations. In September 2001, the Corporation ceased operations of its wholly-owned subsidiary, eContracts, a developer and supplier of on-line procurement and supply chain integration solutions. Accordingly, the consolidated financial statements for all periods presented have reflected this business separately from continuing operations. The Corporation recorded a loss from discontinued operations in 2001 of $1.2 million which included an impairment charge for goodwill of $0.3 million, a stock compensation expense of $0.1 million relating to contingent stock consideration paid and a loss from the operations of eContracts of $0.8 million.

Liquidity and Capital Resources

         Cash flow generated from operations was negative $221,000 in the first quarter of 2002 compared to negative $243,000 in the first quarter of 2001. The Corporation utilized $0.9 million of cash for investing activities in the first quarter of 2002 compared to $0.1 million for the first quarter of 2001. Investing activities in the first quarter of 2002 consisted of a final payment of $0.3 million owing from the 2001 acquisition of RCS and $0.6 million for the acquisition of capital assets. The Corporation utilized $0.2 million of cash for financing activities in the first quarter of 2002 compared to generating $4.0 million for the first quarter of 2001. Financing activities in the first quarter of 2002 consisted of repayment of bank debt and capital lease obligations of $0.5 million and additional bank borrowings of $0.3 million to finance leasehold improvements. The first quarter of 2001 included a private placement with net proceeds of $4.7 million and a repurchase of Common Shares of $0.5 million and repayment of capital lease obligations of $0.2 million.

         As at March 31, 2002, the Corporation had cash and short-term investments amounting to $5.0 million, and had working capital of $4.5 million. Subsequent to the quarter end the Corporation received $6.7 million, representing one-half the proceeds of the issue of the 2,730,000 Special Warrants for gross proceeds of $14,332,500 to the Corporation. The balance of the funds was placed in escrow and will be released upon the issue of a receipt of the final prospectus by the Ontario Securities Commission. The Corporation believes that its current cash resources and cash flow from operations will be sufficient to meet its normal working capital and capital expenditure requirements for the current year.

         As of year-end the Corporation had cash and cash equivalents of $6.4 million, an increase of $0.8 million or 14% from the $5.6 million at the 2000 year-end. Cash generated from continuing operations for the 2001 year was $12,000 as compared to cash utilized by continuing operations in the 2000 year of $4.1 million. The Corporation has a demand operating facility of $1 million that may be used to finance general corporate requirements and a demand facility of US $0.6 million that may be used to finance leasehold improvements in the Corporation's United States operations. As of year-end the Corporation had utilized $0.7 million of the Canadian facility and utilized the remaining Canadian facility subsequent to year-end. The Corporation believes that its working capital of $6.9 million will be sufficient to meet the anticipated daily cash requirements throughout fiscal 2002, although the Corporation may seek to raise additional capital in 2002 to fund expansion plans or potential acquisitions.

         The Corporation used $2.1 million for investing activities in 2001 compared to using $0.7 million in 2000. This increase was attributable to the acquisition of RCS that was paid for in cash as well as capital expenditures on leasehold improvements and furniture and equipment at the Toronto corporate office of approximately $1.3 million. The Corporation also incurred significant capital expenditures for computer equipment in 2001 of approximately $1.4 million, of which approximately $1.2 million was financed through a capital leasing program. In 2000, the Corporation received proceeds of $0.8 million on the sale and lease-back of certain computer equipment.

         The Corporation operates a large enterprise network providing connectivity between its clients, its offices and high-speed access to a multitude of destinations for live trade execution and as a result anticipates continuing capital expenditures on computer equipment during 2002, such capital expenditures to be funded through a capital leasing program.

         The Corporation generated cash of $3.6 million from financing activities in 2001 compared to generating cash of $10.6 million in 2000. In 2001, the Corporation issued 333,334 Common Shares from treasury for net proceeds of $4.7 million in private placements and repurchased 91,900 Common Shares for cancellation under a normal course issuer bid for a cost of $0.8 million. In 2000, the Corporation issued 2,013,800 Common Shares from treasury for net proceeds of $7.6 million and issued 1,800,000 share purchase warrants for proceeds of $1.8 million in private placements. The Corporation issued 66,600 Common Shares in 2001 upon the exercise of stock options by employees for proceeds of $205,000 and issued 899,000 Common Shares in 2000 upon the exercise of stock options by employees and directors for proceeds of $3.2 million.

         The Corporation made repayments under capital lease obligations of $1.1 million in 2001 and repayments under capital lease obligations of $0.8 million in 2000. The Corporation received proceeds of $0.7 million from a bank loan in 2001 and repaid $0.1 million of the loan in 2001. The Corporation repaid a note payable of $1.2 million in 2000.

         Subsequent to year-end the TSX approved a normal course issuer bid for the Corporation to repurchase, at its discretion, up to 553,000 of its common shares in 2002.

Risk Management

         The Corporation is exposed to various risks in the normal course of its business that may cause actual results to vary materially from the anticipated results discussed herein. see "Risk Factors" for a discussion of these risks.

Future Outlook

         The Corporation intends to continue its present revenue model by concentrating on increasing connectivity to exchanges around the world and promoting its transaction based fee model. While the Corporation expects that subscription fee revenue will continue to increase at a modest rate, transaction fee based revenue is expected to continue to increase. As well, continued expansion in the United States is expected to generate an increasing percentage of revenue.

         The acquisition of RCS proved to be a successful strategy in giving the Corporation not only an additional revenue stream but also access to potential new customers. The Corporation will look favourably upon possible future similar acquisitions.

         Building connectivity to an increasing number of destinations will remain a priority.

         The Corporation expects to realize improving gross profit margins as it intends to move towards becoming self-clearing, thereby making each transaction more profitable.

         The Corporation expects that its London office will provide an opportunity to increase European business.

         The Corporation faces a number of risks in its business that are identified under "Risk Factors". The occurrence of one or more of the events described therein may have a materially adverse effect upon the Corporation's results of operations, financial condition and future prospects.



                       INTERESTS OF MANAGEMENT AND OTHERS
                            IN MATERIAL TRANSACTIONS

         No director, senior officer or other insider of the Corporation, or any associate or affiliate of any thereof, has or had any material interest in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect the Corporation except as described under "Executive Compensation - Indebtedness of Directors and Senior Officers".



                                  RISK FACTORS

         An investment in the securities of the Corporation will involve a number of potential risks. The following risk factors should be carefully considered.

         Lack of Profitable Operations. The Corporation has not been profitable. As of December 31, 2001, the Corporation had an accumulated deficit of $13,791,444. Accordingly, the Corporation's business operations are subject to all of the risks inherent in a developing business enterprise, such as competition and viable operations management. The future earnings and cash flow from operations of the Corporation are dependent, in part, on its ability to further develop and market its products. There can be no assurances that the Corporation will grow and be profitable. The operations of the Corporation have been funded by external financing and if sufficient cash flow from operations or earnings are not generated in the future, additional financing may be required. There is no assurance that such financing will be available or, if available, will be available on acceptable terms.

         Uncertainty of the Ability to Protect Proprietary Technology. The Corporation's success will depend, in part, on its ability to protect its patents and trade secrets and operate without infringing the exclusive rights of third parties. There is no proof that any patent that is granted to the Corporation will make the product more competitive, that its patent protection will not be contested by third parties or that the patents of others will not be detrimental to the Corporation's commercial activities. It cannot be assured that other companies will not independently develop products similar to the Corporation's products, that they will not imitate any of its products or that its competitors will not manufacture products designed to circumvent the exclusive patent rights granted to the Corporation. The Corporation may also be required to obtain licenses under patents or other exclusive rights from third parties. There is no guarantee that any license required under these patents or other exclusive rights will be offered upon conditions acceptable to the Corporation.

         Proprietary Rights. We may be unable to adequately protect our proprietary rights. Our failure to protect these rights may significantly impair our competitive position.

         Our success depends to a significant extent on our ability to protect our proprietary software and our other proprietary rights from copying, infringement or use by unauthorized parties. To protect our proprietary rights we rely primarily on a combination of patent, copyright, trade secret and trademark laws, confidentiality agreements with employees and third parties, and protective contractual provisions such as those contained in agreements with consultants, vendors and customers, although we have not signed these types of agreements in every case. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies in the event of, these types of breaches or unauthorized activities.

         In addition, any claims relating to the infringement of third-party proprietary rights, even if not successful or meritorious, could result in costly litigation, divert resources and management's attention or require us to enter into royalty or license agreements which are not advantageous to us. Although the Corporation endeavors to enter into licensing and service agreements with each of its customers in respect of their use of our Trading System, it has presently, and may have in the future, customers for whom the Corporation provides services and products and with whom it has not entered into written agreements.

         Product and Service Liability. We may be exposed to product and service liability in the event that use of our Trading System results, or is alleged to have resulted, in adverse effects. To manage this risk, we have commercial insurance in place and we endeavor to enter into contracts with our customers which include exculpatory clauses. However, we have presently, and may have in the future, customers for whom we provide services and products and with whom we have not entered into written agreements.

         Our Foreign Exchange Calculator allows traders' to track their positions in real time in order to notify traders how much they need to hedge their current positions. While to date there have been no errors, it is possible that in the future the system may not work effectively, which could result in a loss to a trader. If such an error were to occur, it is possible that the Corporation may be held liable for any such loss.

         Ability to Respond to Markets. Rapidly changing technology and new product introductions characterize the markets for our products. Accordingly, we believe that our future success will depend on our ability to enhance existing products and to develop and introduce in a timely fashion new products that achieve market acceptance. We cannot assure that we will be able to identify, develop, assemble and market or support our products successfully or that we will be able to respond effectively to technological changes or product announcements of our competitors.

         Competition. The market for global trading solutions, intelligent order routing systems and integration solutions is intensely competitive, fragmented and rapidly changing. Many of the Corporation's competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, greater name recognition and larger customer basis than the Corporation. It is therefore impossible to guarantee that the products developed by other companies will not cause the Corporation's products and technologies to become uncompetitive. We face competition from ITG, Inc., NYFIX, Inc., Reuters Group Plc, Bloomberg LLC and other competitors.

         The key barriers to entry into the Corporation's markets include the extensive technical requirements and regulatory requirements necessary for connectivity to various exchanges and other markets to effectively serve a time-sensitive, regulated clientele.

         The Corporation believes that it has the technical know-how, network infrastructure and products with user-friendly interfaces that facilitate easy execution of real time cross-border trading to ensure that it remains a key competitor.

         The Corporation must continue to overcome significant and increasing competition in order to continue its growth and productivity.

         Dependence on Key Personnel. The Corporation's success depends to a significant degree upon the continued contributions of members of its senior management, particularly its Chairman and Chief Executive Officer. The loss of any of these individuals could have a material adverse effect on the Corporation's business, financial condition and operating results. The future success of the Corporation also depends on its ability to continue to attract, retain and motivate qualified technical and management personnel, for whom competition is intense. There can be no assurance that the Corporation will be successful in attracting and retaining the personnel it requires to be successful in the future.

         The competition for qualified personnel in the computer software and Internet markets is intense and we may be unable to attract or retain highly qualified personnel in the future. In addition, due to intense competition for qualified employees, it may be necessary for us to increase the level of compensation paid to existing and new employees to the degree that our operating expenses could be materially increased.

         Customer Dependence. The Corporation is dependent on a limited number of customers for a substantial amount of its revenue. The loss of a significant customer would have a material adverse effect on revenue and results of operations. For the year ended December 31, 2001, five customers accounted for approximately 33% of total revenue (December 31, 2000 - five customers for approximately 45%). The Corporation is attempting to mitigate this risk by aggressively seeking new customers. Our dependence on a limited number of customers for a substantial amount of our revenue could lead to fluctuations in our operating results.

         Any of our customers could stop using our products in the future. As a result, a customer that generates substantial revenue for us in one period may not be a source of revenue in subsequent periods. The loss of a significant customer would have a material and adverse effect on our revenue and results of operations.

         Our revenue depend on arrangements with our customers, all of which expire within the next two years. If we are unable to renew these arrangements, our future operating results may suffer.

         Credit Risk. The Corporation is subject to risk of non-payment of accounts receivable. At December 31, 2001, amounts due from five customers accounted for approximately 47% of total accounts receivable (December 31, 2000
- two customers for approximately 26.8%). The Corporation mitigates this risk by monitoring the credit worthiness of its customers and the actual collection of accounts receivable from customers on a continual basis.

         Although EBS is registered as a broker-dealer, we generally do not perform traditional broker-dealer services. We do not act as a market-maker with respect to any securities or otherwise act as a principal in any securities transactions, but only act on an agency basis. Therefore, we do not have exposure to credit risks in the way that traditional broker-dealers have such exposure. The relatively low credit risk of our businesses is reflected in the minimal net capital requirements imposed on EBS as a broker-dealer.

         RCS deals with a large number of customers by offering traditional broker-dealer services on the floor of the CBOE. Because of the history of collections of RCS, and as a result of its large customer base, exposure to credit risk is not significant. The Corporation constantly monitors accounts receivable and thereby minimizes credit risk.

         Foreign Exchange. In 2001, the Corporation generated approximately 64% (2000 - approximately 49%) of its revenue in the United States and corresponding trade receivables due from customers in the United States at December 31, 2001 accounted for approximately 70% (December 31, 2000 - approximately 61%) of total outstanding trade receivables.

         Expenses are predominantly incurred in Canadian dollars as a majority of the research and development, customer support and administration activities are conducted in Canada.

         The Corporation does not, at present, hedge the risks associated with fluctuations in exchange rates between the United States dollar and the Canadian dollar and may be exposed in the future to adverse fluctuations between these exchange rates.

         Global Economic Slowdown. The Corporation's revenue and operating results are sensitive to changes in the amount of securities trading activity. Over the past year stock markets worldwide have experienced a downturn in trading activity that may cause revenue and operating results to fall below expectations.

         Dependency on Securities Trading Activities. Our revenue could decrease if there is a decline in securities trading activity.

         Because most of our current customers are financial institutions or securities brokerage firms, and because we intend to rely more heavily on transaction-based billing in our license agreements, our revenue will be sensitive to changes in the amount of securities trading activity.

         A decline in securities trading activity may result from:

         o loss of confidence in the reliability or security of online systems;

         o changes in government regulation of the securities industry or line trading activities; or

         o        a downturn in the stock market.

         The market for our product and services may not grow as quickly as we anticipate, which would cause our revenue to fall below expectations.

         Rapid Growth. We have experienced rapid growth, which has placed a strain on our resources, and any failure to manage our growth effectively could cause our business to suffer.

         We have been expanding our operations rapidly and intend to continue this expansion for the foreseeable future. The number of our employees increased from 8 on December 31, 1995 to 131 on December 31, 2001. This expansion has placed, and is expected to continue to place, a significant strain on our managerial, operational and financial resources as we integrate and manage new employees, more locations and more customers, suppliers and other business relationships. In the past, we have decided to, and in the future we may need to, improve or replace our existing operational and customer service systems, procedures and controls. Any failure by us to properly manage our growth or these systems and procedural transitions could impair our ability to efficiently manage our business, to maintain and expand important relationships with third parties and to attract and service customers, and could cause us to incur higher operating costs and delays in the execution of our business plan or in the reporting or tracking of our financial results.

         Regulations. The securities brokerage industry is subject to extensive government regulation under both federal and state laws in the United States of America. If either EBS or RCS (both USA subsidiaries of the Corporation) fails to comply with these regulations, it may be subject to disciplinary or other action by regulatory organizations.

         EBS and RCS must comply with rules of the SEC and NASD state securities commissions and other regulatory bodies charged with safeguarding the integrity of the securities markets and other financial markets and protecting the interests of investors participating in these markets. As registered broker-dealers, EBS and RCS are subject to numerous regulations covering the securities business, including marketing practices, capital structure, including net capital requirements, record keeping and conduct of directors, officers and employees.

         Any failure to comply with these regulations could subject either EBS or RCS to censure, fines, the issuance of cease-and-desist orders or the suspension, and/or disqualification of its officers, directors or employees. The Corporation constantly monitors the above noted securities regulations and believes that it is in compliance with these regulations.

         Encryption Technology. Our product contains encryption technology whose export is restricted by law, which may slow our growth or result in significant costs.

         The United States and Canadian governments generally limit the export of encryption technology, which our product incorporates. A variety of cryptographic products generally require export approvals from certain United States government agencies in the case of exports from the U.S.A. and from Canadian government agencies in the case of exports from Canada, although there are currently no restrictions on exports of these products from Canada into the United States.

         If any export approval that we receive is revoked or modified, if our software is unlawfully exported or if the United States or the Canadian government adopts new legislation or regulations restricting export of software and encryption technology, we may not be able to distribute our products to potential customers, which will cause a decline in our sales. We may need to incur significant costs and divert resources to develop replacement technologies or may need to adopt inferior substitute technologies to satisfy these export restrictions. These replacement or substitute technologies may not be the preferred security technologies of our customers, in which case, our business may not grow. In addition, we may suffer similar consequences if the laws of any other country limit the ability of third parties to sell encryption technologies to us.

         New Technology. The market for our products and services is relatively new and evolving. We earn a substantial portion of our revenue from service fees associated with our Transactions Gateway, Order Management System and front-end software. We expect to earn substantially all of our revenue in the foreseeable future from fees relating to these products and services. Our future financial performance will depend on continued growth in the number of organizations demanding software and services for protocol translation and order management services. Many of our potential customers have made significant investments in internally developed systems and would incur significant costs in switching to third-party products, which may substantially inhibit the growth of the market for enterprise infrastructure software. If this market fails to grow, or grows more slowly than we expect, our sales will be adversely affected.

         Outstanding Options and Warrants. After giving effect to this offering, we will have outstanding options and warrants to purchase an aggregate of 7,088,112 Common Shares at a weighted average exercise price of $6.46 per share. The exercise of all of the outstanding options and warrants would dilute the then existing shareholders' percentage ownership of Common Shares and any sales in the public market could adversely affect prevailing market prices for our Common Share. Moreover, the terms upon which we could obtain additional equity could be adversely affected since the holders of such securities can be expected to exercise them at a time when they would, in all likelihood, be able to obtain any needed capital on terms more favorable than those provided by such securities.

                               MATERIAL CONTRACTS

         Except for contracts entered into in the ordinary course of business, the only material contracts which have been entered into by the Corporation in the two years prior to the date hereof are the following:

         1. the Underwriting Agreement referred to under "Plan of Distribution"; and

         2.       the Special Warrants referred to under "Plan of Distribution".

         Copies of these documents may be inspected during normal business hours at the head office of the Corporation at 40 King Street West, Suite 3400, Toronto, Ontario, M5H 3Y2 during normal business hours during the course of distribution and for a period of 30 days thereafter.


                     AUDITORS, TRANSFER AGENT AND REGISTRAR

         The auditors of the Corporation are Deloitte & Touche LLP, Chartered Accountants, 5140 Yonge Street, Suite 1700, Toronto, Ontario, M2N 6L7.

         The transfer agent and registrar for the Common Shares of the Corporation is Computershare Investor Services Inc., Toronto, Ontario.


                          PURCHASER'S STATUTORY RIGHTS

         Securities legislation in the Province of Ontario provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal advisor.


                           CONTRACTUAL RIGHT OF ACTION

         In the event that a holder of a Special Warrant, who acquires Common Shares and Share Purchase Warrants upon the exercise of the Special Warrant as provided for in this prospectus, is or becomes entitled under applicable securities legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, such holder shall be entitled to rescission not only of the holder's exercise of its Special Warrant(s) but also of the private placement transaction pursuant to which the Special Warrant was initially acquired, and shall be entitled in connection with such rescission to a full refund of all consideration paid to the Corporation on the acquisition of the Special Warrant. In the event such holder is a permitted assignee of the interest of the original Special Warrant subscriber, such permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if such permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under Section 130 of the Securities Act (Ontario) or corresponding provisions of other securities legislation or otherwise at law.

                                Auditors' Report


To the Directors of
Belzberg Technologies Inc.


We have audited the consolidated balance sheets of Belzberg Technologies Inc. (the "Corporation") as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and of cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.



(signed) Deloitte & Touche LLP

Chartered Accountants
Toronto, Ontario

March 1, 2002
Except for Note 19, which is as of June 12, 2002

                    FINANCIAL STATEMENTS OF THE CORPORATION


                      Consolidated Financial Statements of

                           BELZBERG TECHNOLOGIES INC.

                           December 31, 2001 and 2000

                             (in Canadian dollars)

                           BELZBERG TECHNOLOGIES INC.
                          Consolidated Balance Sheets
                             (in Canadian dollars)

===================================================================================================================
                                                                 March 31,         December 31,       December 31,
                                                                   2002                2001               2000
                                                              --------------     --------------      --------------
                                                                (unaudited)
ASSETS
CURRENT
     Cash and cash equivalents                                 $  5,025,788       $  6,361,427        $  5,641,924
     Accounts receivable (Note 3)                                 4,467,566          4,715,206           3,718,582
     Government assistance receivable                                  --                 --             1,149,779
     Prepaid expenses and other receivables                         525,479            970,681             316,708
-------------------------------------------------------------------------------------------------------------------
                                                                 10,018,833         12,047,314          10,826,993
RESTRICTED CASH (Note 4)                                               --                 --                81,000
CAPITAL ASSETS (Note 5)                                           4,897,241          4,647,962           3,751,182
GOODWILL, net of accumulated amortization of
     $142,838, $142,838 and $47,711, respectively                   755,239            755,239             800,350
-------------------------------------------------------------------------------------------------------------------
                                                               $ 15,671,313       $ 17,450,515        $ 15,459,525
===================================================================================================================

LIABILITIES
CURRENT
     Accounts payable and accrued liabilities                  $  1,697,303       $  1,961,393        $  1,370,967
     Accrued restructuring charges                                  704,158               --                  --
     Consideration payable (Note 6)                                    --              362,674                --
     Deferred revenue                                               776,492            786,870           1,031,144
     Bank loan (Note 8)                                             805,861            633,211                --
     Current portion of obligations under
        capital lease (Note 9)                                    1,553,429          1,390,296             862,286
-------------------------------------------------------------------------------------------------------------------
                                                                  5,537,243          5,134,444           3,264,397
DEFERRED REVENUE                                                       --                9,224             112,424
OBLIGATIONS UNDER CAPITAL LEASE (Note 9)                          1,152,202          1,502,138           1,418,091
-------------------------------------------------------------------------------------------------------------------
                                                                  6,689,445          6,645,806           4,794,912
-------------------------------------------------------------------------------------------------------------------

COMMITMENTS (Note 15)                                                  --                 --                  --
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
CAPITAL STOCK (Note 11)                                          22,813,253         22,813,253          17,957,181
CONTRIBUTED SURPLUS (Note 11 (d) and (g))                           147,000               --                  --
WARRANTS (Note 11 (d))                                            1,666,900          1,782,900           1,782,900
DEFICIT                                                         (15,645,285)       (13,791,444)         (9,075,468)
-------------------------------------------------------------------------------------------------------------------
                                                                  8,981,868         10,804,709          10,664,613
-------------------------------------------------------------------------------------------------------------------
                                                               $ 15,671,313       $ 17,450,515        $ 15,459,525
===================================================================================================================

APPROVED ON BEHALF OF THE BOARD

            "Alicia Belzberg"              Director
............................................

            "Lawrence J. Cyna"             Director
............................................

                           BELZBERG TECHNOLOGIES INC.
               Consolidated Statements of Operations and Deficit
                             (in Canadian dollars)

=================================================================================================================
                                                                                   Three Months Ended March 31,
                                                                               ----------------------------------
                                                                                    2002               2001
                                                                               ---------------   ----------------
                                                                                 (unaudited)        (unaudited)
REVENUE                                                                         $   7,101,601       $  4,550,082
COST OF REVENUE                                                                     3,646,972          1,615,520
-----------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                                        3,454,629          2,934,562
-----------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
    Sales and marketing                                                               889,126          1,130,307
    Research and development
      Expenditures                                                                    903,573            766,928
      Government assistance                                                              --                 --
    Administration                                                                  1,750,187            745,059
    Non-recurring Philadelphia expenses                                               302,053               --
-----------------------------------------------------------------------------------------------------------------
                                                                                    3,844,939          2,642,294
-----------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS (LOSS) FROM CONTINUING
    OPERATIONS BEFORE UNDERNOTED ITEMS                                               (390,310)           292,268
      Amortization                                                                    488,669            399,602
      Write-down of leasehold improvements                                               --                 --
      Interest expense                                                                138,151            116,256
      Restructuring charges (Note 10)                                                 842,620               --
      Stock exchange listing costs                                                       --                 --
      Interest income                                                                 (22,781)           (98,385)
-----------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                (1,836,969)          (125,205)
INCOME TAXES (Note 12)                                                                 16,872              8,614
-----------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                                                    (1,853,841)          (133,819)
LOSS FROM DISCONTINUED OPERATIONS (Note 7)                                               --             (249,522)
-----------------------------------------------------------------------------------------------------------------
NET LOSS                                                                           (1,853,841)          (383,341)
DEFICIT, BEGINNING OF PERIOD                                                      (13,791,444)        (9,075,468)
PREMIUM ON REPURCHASE OF COMMON SHARES (Note 11 (a))                                     --             (391,818)
-----------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                                          $ (15,645,285)      $ (9,850,627)
=================================================================================================================
LOSS PER SHARE FROM CONTINUING OPERATIONS
    Basic and diluted                                                                 $ (0.17)           $ (0.01)
=================================================================================================================
LOSS PER SHARE
    Basic and diluted                                                                 $ (0.17)           $ (0.04)
=================================================================================================================
WEIGHTED AVERAGE NUMBER OF
    OUTSTANDING COMMON SHARES                                                      11,060,924         10,948,535
=================================================================================================================


==================================================================================================================================
                                                                                             Year Ended December 31,
                                                                               ---------------------------------------------------
                                                                                    2001              2000              1999
                                                                               ---------------   ---------------   ---------------
REVENUE                                                                         $  24,460,071      $ 11,951,029      $  5,904,099
COST OF REVENUE                                                                    10,512,684         4,529,979         2,172,738
----------------------------------------------------------------------------------------------------------------------------------
GROSS MARGIN                                                                       13,947,387         7,421,050         3,731,361
----------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
    Sales and marketing                                                             4,679,738         2,721,046         1,874,096
    Research and development
      Expenditures                                                                  3,061,699         2,010,663         1,794,081
      Government assistance                                                              --          (1,149,779)             --
    Administration                                                                  6,582,597         2,676,014         2,356,019
    Non-recurring Philadelphia expenses                                               392,195              --                --
----------------------------------------------------------------------------------------------------------------------------------
                                                                                   14,716,229         6,257,944         6,024,196
----------------------------------------------------------------------------------------------------------------------------------
OPERATING EARNINGS (LOSS) FROM CONTINUING
    OPERATIONS BEFORE UNDERNOTED ITEMS                                               (768,842)        1,163,106        (2,292,835)
      Amortization                                                                  1,799,338           841,279           219,591
      Write-down of leasehold improvements                                            153,195              --             112,500
      Interest expense                                                                466,048           166,393            25,123
      Restructuring charges (Note 10)                                                    --                --                --
      Stock exchange listing costs                                                       --             525,198              --
      Interest income                                                                (311,965)         (226,993)             --
----------------------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                (2,875,458)         (142,771)       (2,650,049)
INCOME TAXES (Note 12)                                                                 15,685             5,063             9,019
----------------------------------------------------------------------------------------------------------------------------------
LOSS FROM CONTINUING OPERATIONS                                                    (2,891,143)         (147,834)       (2,659,068)
LOSS FROM DISCONTINUED OPERATIONS (Note 7)                                         (1,193,301)         (198,228)             --
----------------------------------------------------------------------------------------------------------------------------------
NET LOSS                                                                           (4,084,444)         (346,062)       (2,659,068)
DEFICIT, BEGINNING OF PERIOD                                                       (9,075,468)       (8,729,406)       (6,070,338)
PREMIUM ON REPURCHASE OF COMMON SHARES (Note 11 (a))                                 (631,532)             --                --
----------------------------------------------------------------------------------------------------------------------------------
DEFICIT, END OF PERIOD                                                          $ (13,791,444)     $ (9,075,468)     $ (8,729,406)
==================================================================================================================================
LOSS PER SHARE FROM CONTINUING OPERATIONS
    Basic and diluted                                                                 $ (0.26)          $ (0.02)          $ (0.38)
==================================================================================================================================
LOSS PER SHARE
    Basic and diluted                                                                 $ (0.37)          $ (0.04)          $ (0.38)
==================================================================================================================================
WEIGHTED AVERAGE NUMBER OF
    OUTSTANDING COMMON SHARES                                                      10,998,383         9,635,780         7,015,635
==================================================================================================================================

                           BELZBERG TECHNOLOGIES INC.
                     Consolidated Statements of Cash Flows
                             (in Canadian dollars)

==================================================================================================
                                                                    Three Months Ended March 31,
                                                                  --------------------------------
                                                                       2002              2001
                                                                  --------------    --------------
                                                                    (unaudited)       (unaudited)
CASH (USED FOR) PROVIDED BY
OPERATING ACTIVITIES
    Loss from continuing operations                                $ (1,853,841)     $  (133,819)
    Items not affecting cash
       Amortization of capital assets                                   488,669          369,314
       Amortization of goodwill                                            --             30,288
       Amortization of gain on sale and leaseback of capital assets     (26,384)         (24,378)
       Write-down of leasehold improvements                                --               --
       Services rendered for capital stock consideration (Note 11)         --               --
    Changes in non-cash working capital items (Note 13)               1,170,692         (484,685)
--------------------------------------------------------------------------------------------------
                                                                       (220,864)        (243,280)
--------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets                                         (558,902)        (108,209)
    Payment of consideration due from acquisition
       of Robert C. Sheehan & Associates, Inc.                         (362,674)            --
    Proceeds from disposal of capital assets                               --               --
    Acquisitions, net of cash acquired (Note 6)                            --               --
--------------------------------------------------------------------------------------------------
                                                                       (921,576)        (108,209)
--------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Note payable                                                           --               --
    Repayment of note payable                                              --               --
    Repayment of obligations under capital lease                       (365,849)        (243,236)
    Proceeds from bank loan                                             255,558             --
    Repayment of bank loan                                              (82,908)            --
    Net proceeds from issuance of common shares                            --          4,698,991
    Proceeds from the exercise of stock options                            --             20,000
    Repurchase of common stock                                             --           (475,424)
    Proceeds on issuance of warrants                                       --               --
--------------------------------------------------------------------------------------------------
                                                                       (193,199)       4,000,331
--------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH FROM
    CONTINUING OPERATIONS                                            (1,335,639)       3,648,842

NET CASH UTILIZED BY
    DISCONTINUED OPERATIONS                                                --           (180,599)
--------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH AND
    CASH EQUIVALENTS                                                 (1,335,639)       3,468,243

CASH AND CASH EQUIVALENTS
    (BANK INDEBTEDNESS), BEGINNING OF PERIOD                          6,361,427        5,641,924
--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
    (BANK INDEBTEDNESS), END OF PERIOD                             $  5,025,788      $ 9,110,167
==================================================================================================

CASH EQUIVALENTS:
    Cash                                                           $  3,099,661      $ 2,863,047
    Short-term investments                                            1,926,127        6,247,120
--------------------------------------------------------------------------------------------------
                                                                   $  5,025,788      $ 9,110,167
==================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
    Value of share capital issued for
       acquisitions of subsidiaries                                $       --        $      --
    Value of share capital issued for services                     $       --        $      --
    Value of share capital recorded for
       compensation expense (Note 6)                               $       --        $    28,470
    Acquisition of capital assets with debt                        $    179,046      $   237,910
    Interest paid                                                  $    138,151      $   116,256
    Income taxes paid                                              $     16,872      $     8,614


=====================================================================================================================
                                                                                 Year Ended December 31,
                                                                    -------------------------------------------------
                                                                         2001              2000             1999
                                                                    ---------------   --------------   --------------
CASH (USED FOR) PROVIDED BY
OPERATING ACTIVITIES
    Loss from continuing operations                                  $ (2,891,143)     $  (147,834)     $ (2,659,068)
    Items not affecting cash
       Amortization of capital assets                                   1,646,540          793,568           219,591
       Amortization of goodwill                                           152,798           47,711              --
       Amortization of gain on sale and leaseback of capital assets      (104,684)         (28,370)             --
       Write-down of leasehold improvements                               153,195             --             112,500
       Services rendered for capital stock consideration (Note 11)           --            200,000              --
    Changes in non-cash working capital items (Note 13)                 1,055,293       (4,974,393)          898,384
---------------------------------------------------------------------------------------------------------------------
                                                                           11,999       (4,109,318)       (1,428,593)
---------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets                                         (1,466,424)      (1,295,030)         (582,592)
    Payment of consideration due from acquisition
       of Robert C. Sheehan & Associates, Inc.                               --               --                --
    Proceeds from disposal of capital assets                                 --            767,020              --
    Acquisitions, net of cash acquired (Note 6)                          (683,440)        (183,050)             --
---------------------------------------------------------------------------------------------------------------------
                                                                       (2,149,864)        (711,060)         (582,592)
---------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Note payable                                                             --               --           1,154,640
    Repayment of note payable                                                --         (1,154,640)             --
    Repayment of obligations under capital lease                       (1,122,347)        (815,322)         (146,213)
    Proceeds from bank loan                                               744,442             --                --
    Repayment of bank loan                                               (111,231)            --                --
    Net proceeds from issuance of common shares                         4,698,991        7,588,241           321,775
    Proceeds from the exercise of stock options                           205,000        3,210,000           775,757
    Repurchase of common stock                                           (816,011)            --                --
    Proceeds on issuance of warrants                                         --          1,782,900              --
---------------------------------------------------------------------------------------------------------------------
                                                                        3,598,844       10,611,179         2,105,959
---------------------------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH FROM
    CONTINUING OPERATIONS                                               1,460,979        5,790,801            94,774

NET CASH UTILIZED BY
    DISCONTINUED OPERATIONS                                              (741,476)        (131,833)             --
---------------------------------------------------------------------------------------------------------------------

NET (DECREASE) INCREASE IN CASH AND
    CASH EQUIVALENTS                                                      719,503        5,658,968            94,774

CASH AND CASH EQUIVALENTS
    (BANK INDEBTEDNESS), BEGINNING OF PERIOD                            5,641,924          (17,044)         (111,818)
---------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS
    (BANK INDEBTEDNESS), END OF PERIOD                               $  6,361,427      $ 5,641,924      $    (17,044)
=====================================================================================================================

CASH EQUIVALENTS:
    Cash                                                             $  4,705,375      $ 1,962,776      $       --
    Short-term investments                                              1,656,052        3,679,148              --
---------------------------------------------------------------------------------------------------------------------
                                                                     $  6,361,427      $ 5,641,924      $       --
=====================================================================================================================

SUPPLEMENTAL CASH FLOW INFORMATION
    Value of share capital issued for
       acquisitions of subsidiaries                                  $       --        $   675,000      $       --
    Value of share capital issued for services                       $       --        $   200,000      $       --
    Value of share capital recorded for
       compensation expense (Note 6)                                 $    136,560      $    56,940      $       --
    Acquisition of capital assets with debt                          $  1,212,681      $ 2,686,533      $       --
    Interest paid                                                    $    466,048      $   166,393      $    104,365
    Income taxes paid                                                $      7,632      $      --        $      9,019

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


1.     DESCRIPTION OF BUSINESS

       Belzberg Technologies Inc. and its wholly-owned subsidiaries (the "Corporation" or "Belzberg") is a leading provider of trade execution, order management and routing software for the financial industry. The Corporation's customers, who include both broker-dealers and their customers, use Belzberg trading software to buy and sell equities and stock options on a variety of stock exchanges, electronic markets known as ECNs, and NASDAQ market makers. Belzberg products enable traders to execute and manage large volumes of transactions at high speed, with reliability and security.

       The Corporation also operates a floor brokerage that provides the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

       The Corporation's name was changed from Belzberg Financial Markets & News International Inc. to Belzberg Technologies Inc. in July 2000.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and include the following significant accounting policies.

       Consolidation

       The consolidated financial statements of the Corporation include the accounts of Belzberg Technologies Inc. and its wholly-owned subsidiaries, Belzberg Financial Markets & News Inc., Belzberg Technologies (USA) Inc., eContracts, Inc., Electronic Brokerage Systems, Inc., Belzberg Technologies (Philadelphia) Inc., Belzberg Technologies (UK) Limited and Robert C. Sheehan & Associates, Inc. All intercompany transactions and balances have been eliminated upon consolidation.

       Cash and cash equivalents

       Cash and cash equivalents includes short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

       Capital assets

       Capital assets are recorded at cost and are amortized over their estimated useful lives at the following rates:

       Furniture and equipment            --   10 year straight-line
       Computer equipment                 --   3 year straight-line
       Computer equipment and software
          under capital lease             --   3 year straight-line
       Leasehold improvements             --   lesser of straight-line over term
                                                  of lease and useful life

       The gain on sale and lease-back of computer equipment is recorded as deferred revenue and is amortized on a straight-line basis over the term of the lease.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Goodwill

       In 2001, the Canadian Institute of Chartered Accountants (CICA) approved a new Handbook Section 3062 - Goodwill and Other Intangible Assets. Intangible assets other than goodwill acquired in a business combination or other transaction after June 30, 2001 are to be amortized based on the useful life to an enterprise, unless the life is determined to be indefinite in which case the intangible asset will not be amortized. Goodwill acquired in a business combination after June 30, 2001 should not be amortized. Existing goodwill at June 30, 2001 continued to be amortized until December 31, 2001. Effective January 1, 2002 all goodwill will no longer be required to be amortized but will be subject to an annual impairment test in accordance with the provisions of this Section. The Corporation is in the process of applying the impairment test transition rules in accordance with the new standard. The table below presents the effect as if the Corporation had retroactively adopted the change in accounting policy of not amortizing goodwill.

       Prior to adoption of Section 3062, goodwill was amortized on a straight-line basis over seven years. The Corporation reviews the carrying value of goodwill for potential impairment on an ongoing basis. In order to determine if such a permanent impairment exists, management considers projected future earnings before income taxes, cash flows and market-related values of the acquired businesses. A permanent impairment in the value of goodwill is written off against earnings in the year such impairment occurs.

                                           Three months ended March 31,                      Year ended December 31,
                                         ----------------------------------    ---------------------------------------------------
                                             2002                   2001           2001                2000              1999
                                         ------------            ----------    ------------         ----------       -------------
                                                   (unaudited)
Net Loss
      As reported                        $ (1,853,841)           $ (383,341)   $ (4,084,444)        $ (346,062)      $ (2,659,068)
Add back:
      Goodwill amortization                      --                 30,288         152,798             47,711               --
----------------------------------------------------------------------------------------------------------------------------------
Adjusted loss for the period             $ (1,853,841)           $ (353,053)   $ (3,931,646)        $ (298,351)      $ (2,659,068)
==================================================================================================================================

Basic and diluted loss per share
      As reported                        $      (0.17)           $    (0.04)   $      (0.37)        $    (0.04)      $      (0.38)
      Adjusted loss for the period       $      (0.17)           $    (0.03)   $      (0.36)        $    (0.03)      $      (0.38)

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Revenue recognition and deferred revenue

       The Corporation's revenues are derived primarily from:

       (i) Subscription fees - the provision of the Corporation's routing software and services, on a flat fee per terminal or per month basis, used for equity and option trading;
       (ii) Transaction fees - the provision of the Corporation's routing software and services, on a per share/option or per trade basis used for equity and option trading;
       (iii) Commission income - fees for the execution of exchange traded equity and index options from the floor brokerage business;
       (iv) Software development and installation revenue - the development and installation of software for equity and options trading execution; and
       (v) Other revenue - the distribution of financial information and other services.

       The Corporation recognizes revenue from subscription fees and from transaction fees in accordance with American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition as amended. Revenue is recognized from subscription fees and transaction fees on a monthly basis as the services are provided once a contract has been signed, the software has been delivered and accepted, and collectibility is assured.

       Commission income from the floor brokerage operation is recognized once the trades have been executed and collectibility is assured.

       Revenue derived from the development and installation of software for equity and options trading execution is recognized on a percentage of completion basis.

       Revenue from the distribution of financial information and other services is recognized on a monthly basis as the services are provided once a contract has been signed and collectibility is assured.

       Deferred revenue represents billings in advance of the provision of services.

       Research and development and government assistance

       The Corporation expenses research and development costs as incurred unless they meet the criteria under Canadian generally accepted accounting principles for deferral and amortization. Government assistance for research and development is recognized when earned and when the amount and timing of realization is reasonably determinable.

       At December 31, 2000, the Government of Canada completed their assessment of the Corporation's claims for assistance comprised of scientific research and experimental development tax credits and agreed to refund $1,149,779 related to the taxation years 1996 to 1999. Accordingly, this recoverable amount was recorded in fiscal 2000 and received in fiscal 2001.

       Since the Corporation is now a public company as defined in the Income Tax Act of Canada, future tax credits will reduce income taxes otherwise payable rather than result in refunds.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Foreign currency translation

       The Corporation's foreign operating subsidiaries are considered to be integrated operations and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for revenues and expenses, except amortization which is translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

       Current monetary assets and liabilities of the Corporation that are denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at rates of exchange prevailing on the transaction dates. Any resulting foreign currency translation gains or losses are included in the consolidated statements of earnings in the current period.

       Income taxes

       The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

       Valuation allowances are established when necessary to reduce future income tax assets to the amounts expected to be realized. Income tax expense consists of the income taxes payable for the period and the change during the period in future income tax assets and liabilities.

       Stock-based compensation

       The Corporation has a stock-based compensation plan, as described in Note
       11. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

       Fair value, as represented by the most recent stock price at which shares are exchanged in the market place, is used as the basis for recording stock issued as compensation.

       Warrants are valued at fair value on the date of issuance using the Black-Scholes pricing model.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

       Stock-based compensation

       Effective January 1, 2002, the Corporation adopted CICA Handbook Section 3870, Stock-based Compensation and Other Stock-Based Payments which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock that call for settlement in cash and other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. The new standard permits the Corporation to continue its existing policy of recording no compensation cost on the grant of stock options to employees but to disclose on a proforma basis net earnings and earnings per share had the Corporation adopted the fair value method for accounting for options granted to employees. No restatement of prior periods is required as a result of the adoption of the new standard. See Note 11 (g) and (h) for the disclosure required by the new standard.

       Earnings per share

       Effective January 1, 2001 the Corporation adopted the CICA standard for calculating earnings per share. This standard adopts the treasury stock method of calculating the dilutive effect of options on earnings per share instead of the imputed earnings approach. The Corporation has adopted this method on a retroactive basis. There was no effect on previous periods reported.

       Accounting estimates

       The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

3.     ACCOUNTS RECEIVABLE

       Accounts receivable are net of an allowance for doubtful accounts of $298,007 at March 31, 2002 and $260,679 at December 31, 2001 (2000 -
       $52,708).

4.     RESTRICTED CASH

       The Corporation was required to maintain a term deposit of $81,000 with its bank in order to secure any balance which may have been outstanding from time to time on credit cards issued to employees. The security interest was released and discharged by the bank effective August 8, 2001.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


5.     CAPITAL ASSETS

                                      March 31, 2002                   December 31, 2001                    December 31, 2000
                             -------------------------------   -----------------------------------   -------------------------------
                                               Accumulated                          Accumulated                        Accumulated
                                 Cost         Amortization          Cost            Amortization         Cost         Amortization
                             -------------   ---------------   --------------   ------------------   ------------    ---------------
                                     (unaudited)
Furniture and equipment       $   616,535       $   134,423      $   534,739        $   123,562       $   343,894       $    77,671
Computer equipment              1,485,294           805,026        1,203,129            732,762           968,520           393,056
Computer equipment and
      software under
      capital lease             4,447,578         2,074,233        4,280,810          1,715,211         3,160,393           510,935
Leasehold improvements          1,459,231            97,715        1,255,505             54,686           294,493            34,456
------------------------------------------------------------------------------------------------------------------------------------
                                8,008,638       $ 3,111,397        7,274,183        $ 2,626,221         4,767,300       $ 1,016,118

Accumulated amortization        3,111,397                          2,626,221                            1,016,118
------------------------------------------------------------------------------------------------------------------------------------
Net book value                $ 4,897,241                        $ 4,647,962                          $ 3,751,182
====================================================================================================================================

       In 2000, the Corporation sold and leased-back certain computer equipment. The gain on sale of approximately $259,000 was recorded as deferred revenue and is amortized on a straight-line basis over the thirty-month period of the lease. The Corporation recognized $26,384 of the gain for the three-month period ended March 31, 2002 (2001 - $24,378) and $104,684 for the year ended December 31, 2001 (2000 - $28,370).

       Amortization of computer equipment under capital lease amounted to $355,738 for the three month period ended March 31, 2002 (2001 - $269,265) and $1,204,276 for the year ended December 31, 2001 (2000 -
       $428,536; 1999 - $59,356).

       Amortization of computer software under capital lease amounted to $3,283 for the three month period ended March 31, 2002 (2001 - $Nil). The amortization period for computer software of three years is consistent with that of computer hardware.

6.     ACQUISITIONS

       2001 acquisition

       On April 1, 2001 the Corporation acquired all of the outstanding common shares of Robert C. Sheehan & Associates, Inc. for consideration of $1,687,631 cash. As of December 31, 2001, $362,674 of the cash consideration remained payable to the vendor, which was subsequently paid in January 2002. In addition, 153,000 options were granted to certain employees at the fair market value on the date of grant. These options are included in Note 11 (e).

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


6.     ACQUISITIONS (continued)

       2001 acquisition (continued)

       The acquisition was recorded as follows:

Accounts receivable                                                                                                    $   786,300
Cash                                                                                                                       670,063
Office furniture and equipment                                                                                              18,558
Other assets                                                                                                                11,585
Accounts payable and accrued liabilities                                                                                  (188,302)
Goodwill                                                                                                                   417,973
-----------------------------------------------------------------------------------------------------------------------------------
Cost of acquisition                                                                                                    $ 1,716,177
===================================================================================================================================
Consideration paid
      Cash                                                                                                             $ 1,324,957
      Due to vendor                                                                                                        362,674
      Acquisition costs                                                                                                     28,546
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       $ 1,716,177
===================================================================================================================================

       2000 acquisitions

       On July 7, 2000, the Corporation acquired all of the outstanding common shares of eContracts, Inc. ("eContracts") for consideration of $150,000 cash plus the issuance of up to 46,500 common shares at $9 per share. Of the share consideration, 25,000 shares were issued to December 31, 2000, and the issuance of the remaining shares were contingent upon the vendor remaining employed by the Corporation as follows:

                                                                                                                     Common Shares
                                                                                                                    ---------------
December 31, 2001                                                                                                        12,500
July 31, 2002                                                                                                             9,000
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                                    21,500
===================================================================================================================================

       The Corporation was recording the compensation expense relating to these shares over the period of the employment agreement. On September 30, 2001 the Corporation ceased the operations of eContracts and issued the 21,500 shares to the vendor resulting in compensation expense of $136,560 being recorded in the year ending December 31, 2001 (December 31, 2000 - $56,940). This compensation expense is included in the loss from discontinued operations (Note 7) and in share capital (Note 11).

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


6.     ACQUISITIONS (continued)

       2000 acquisitions (continued)

       The acquisition was recorded as follows:

Office furniture and equipment                                                                                            $   9,989
Goodwill                                                                                                                    367,957
------------------------------------------------------------------------------------------------------------------------------------
Cost of acquisition                                                                                                       $ 377,946
====================================================================================================================================

Consideration paid
      Cash                                                                                                                $ 150,000
      25,000 common shares                                                                                                  225,000
      Acquisition costs                                                                                                       2,946
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                          $ 377,946
====================================================================================================================================

       On July 17, 2000, the Corporation acquired the remaining 25% minority interest in Electronic Brokerage Systems, Inc. from an individual, who holds options in Belzberg Technologies Inc., in return for the issuance of 50,000 common shares having a market value of $9 per share. The exchange amount represents the value agreed to by the Corporation and the shareholder. Allocation of the purchase price based on the fair values of the net assets acquired resulted in the recording of goodwill of $480,104 including acquisition costs of $30,104.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


7.     DISCONTINUED OPERATIONS

       On September 30, 2001 the Corporation ceased operations of its wholly-owned subsidiary, eContracts, Inc., a developer and supplier of on-line procurement and supply chain integration solutions. Accordingly, the Corporation's consolidated financial statements for all periods presented have been reclassified to reflect eContracts as a discontinued business segment in accordance with CICA Section 3475.

       Summarized financial information for the discontinued operation is as follows:

                                         Three months ended March 31,                   Years ended December 31,
                                     -----------------------------------  -------------------------------------------------
                                           2002               2001              2001              2000            1999
                                     ----------------   ----------------  ----------------   --------------  --------------
                                                 (unaudited)
Revenues                               $        --       $      16,610      $     30,668      $      --       $      --
===========================================================================================================================

Loss before the following                       --             221,052           746,451          141,288            --
Stock compensation expense
     (Note 6)                                   --              28,470           136,560           56,940
Impairment charge for
     goodwill                                   --                --             310,290             --              --
---------------------------------------------------------------------------------------------------------------------------
Net loss from discontinued
     operations                        $        --       $     249,522      $  1,193,301      $   198,228      $     --
===========================================================================================================================

Assets and liabilities
     Current assets                    $        --       $      98,744      $     26,450      $    28,555      $     --
     Capital assets                    $        --       $       8,159      $       --        $     8,589      $     --
     Goodwill, net of accumulated
        amortization                   $        --       $     325,138      $       --        $   349,710      $     --
     Current liabilities               $        --       $      66,820      $     14,418      $     8,459      $     --

8.     BANK LOAN

       The Corporation has a demand operating facility of $1 million Canadian that may be used to finance corporate requirements and or leasehold improvements and an additional $625,000 U.S. that may be used to finance leasehold improvements. The Corporation has used $1 million (December 31, 2001 - $744,442) of the Canadian facility, repayable in blended monthly payments of principal and interest of approximately $31,000. The loan bears interest at the bank's prime rate plus 1.125%. The loan is secured by a general security agreement on the Corporation's assets.

       The loan agreement contains a covenant that requires the Corporation to maintain a minimum tangible net worth of $10 million Canadian. As at March 31, 2002 the Corporation was in violation of the aforementioned covenant as the tangible net worth was $8.2 million Canadian. However, subsequent to the quarter-end, the Corporation is again in compliance with the minimum tangible net worth covenant as it received $6.7 million Canadian representing one-half the proceeds of an issue of special warrants (see note 19). The balance of the funds was placed in escrow and will be released upon the filing of the final prospectus.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


9.     OBLIGATIONS UNDER CAPITAL LEASE

       The Corporation is committed to the following minimum payments under capital lease obligations:


                                                           March 31,                               December 31,
                                                     ----------------------       ------------------------------------------------
                                                             2002                        2001                        2000
                                                     ----------------------       --------------------       ---------------------
                                                          (unaudited)
2001                                                       $     --                    $     --                    $1,210,542
2002                                                        1,348,004                   1,710,448                   1,065,510
2003                                                        1,275,373                   1,215,244                     577,479
2004                                                          414,534                     391,588                        --
2005                                                            6,821                        --                          --
-----------------------------------------------------------------------------------------------------------------------------------
                                                            3,044,732                   3,317,280                   2,853,531

Less interest portion at average annual
  rates of approximately 11%                                  339,101                     424,846                     573,154
-----------------------------------------------------------------------------------------------------------------------------------
                                                            2,705,631                   2,892,434                   2,280,377

Less current portion                                        1,553,429                   1,390,296                     862,286
-----------------------------------------------------------------------------------------------------------------------------------
                                                           $1,152,202                  $1,502,138                  $1,418,091
===================================================================================================================================

       Interest expense on capital lease obligations amounted to $125,602 for the three-month period ended March 31, 2002 (2001 - $116,256) and $451,573 for the year ended December 31, 2001 (2000 - $166,393; 1999 -
       $25,123).

10.    RESTRUCTURING CHARGES

       On March 1, 2002, the Corporation closed its Philadelphia office and ended its relationship with its President and other employees. The Corporation recorded a restructuring charge of $842,620 relating to employee severance and lease termination costs.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


11.    CAPITAL STOCK AND STOCK OPTIONS

       All references to common shares reflect a five for one split which occurred in July 2000. The following summarizes authorized and issued capital stock:

Authorized
      Unlimited number of common shares

Issued
                                                                                                   Common Shares
                                                                                ----------------------------------------------------
                                                                                        Number                       Amount
                                                                                ----------------------       -----------------------
Balance, January 1, 2000                                                                    7,703,590                  $  6,227,000
Issue of common shares for cash                                                             2,013,800                     7,974,241
Share issuance costs                                                                             --                        (386,000)
Issue of common shares in connection with
      acquisition of eContracts, Inc. (Note 6)                                                 25,000                       225,000
Compensation expense (Note 6)                                                                    --                          56,940
Issue of common shares in connection with acquisition
      of Electronic Brokerage Systems, Inc. (Note 6)                                           50,000                       450,000
Exercise of options for cash                                                                  899,000                     3,210,000
Issue of common shares for services rendered                                                   40,000                       200,000
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000                                                                 10,731,390                    17,957,181
Issue of common shares for cash                                                               333,334                     5,000,000
Share issuance costs                                                                             --                        (301,009)
Exercise of options for cash                                                                   66,600                       205,000
Compensation expense (Note 6)                                                                  21,500                       136,560
Repurchase of common shares for cancellation                                                  (91,900)                     (184,479)
------------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001 and March 31, 2002                                              11,060,924                  $ 22,813,253
===================================================================================================================================

       (a) On January 26, 2001, the Corporation received a private placement of $5 million for the issuance of 333,334 common shares from treasury and issued 30,000 options at the fair market value on the date of grant. During the year ended December 31, 2001, the Corporation, pursuant to a Normal Course Issuer Bid, repurchased and cancelled 91,900 common shares for a total cash consideration of $816,011. The excess of the purchase cost of these shares over their historical carrying value ($631,532) was charged to the deficit.

       (b) In February 2002, The Toronto Stock Exchange approved a Normal Course Issuer Bid for the Corporation to repurchase up to 553,000 of its common shares over the ensuing year.

       (c) The Corporation has a stock option plan under which the board of directors may grant to employees, officers, directors and consultants stock options to purchase from treasury up to 6,000,000 common shares of the Corporation of which 5,352,150 at March 31, 2002 (December 31, 2001 - 5,993,750, December 31, 2000 -
              4,788,500) have been granted net of cancellations.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


11.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       (d) There was a total of 1,800,000 share purchase warrants issued in 2000 for proceeds of $1,782,900 in relation to the private placements as follows:

                                                  Price of
                                                Common Share
     Number of                                 to be Purchased
      Warrants                                   Per Warrant                                                   Expiry Date
---------------------                    ----------------------------                                   ---------------------------
       650,000                                     $ 4.00                                                    February 10, 2005
       600,000                                      10.00                                                    February 14, 2003
       500,000                                       5.00                                                    February 14, 2005
        50,000                                       7.76                                                    March 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
     1,800,000                                     $ 6.38 (weighted average)
===================================================================================================================================

             On March 31, 2002, a total of 50,000 share purchase warrants issued in 2000 for proceeds of $116,000 expired unexercised. Accordingly, $116,000 has been reclassified from warrants to contributed surplus.

       (e) Summarized information relative to the Corporation's stock option plan is as follows:


                                                                                                                       Weighted
                                                                                        Number of                       Average
                                                                                         Options                    Exercise Price
                                                                                    -------------------       ----------------------
Options outstanding at January 1, 2000                                                   3,397,500                      $ 4.38
Options granted                                                                          1,391,000                       10.58
Options exercised                                                                         (899,000)                       3.57
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31, 2000                                                 3,889,500                        6.83
Options granted                                                                          1,582,050                        6.05
Options exercised                                                                          (66,600)                       3.08
Options cancelled                                                                         (376,800)                       9.98
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding at December 31, 2001                                                 5,028,150                        6.44
Options granted                                                                             35,000                        5.07
Options exercised                                                                                -                           -
Options cancelled                                                                         (676,600)                       4.50
------------------------------------------------------------------------------------------------------------------------------------
Options outstanding at March 31, 2002 (unaudited)                                        4,386,550                      $ 6.72
===================================================================================================================================

Options exercisable at March 31, 2002 (unaudited)                                        3,650,317                      $ 6.19
===================================================================================================================================

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


11.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       (f) The following table summarizes information about stock options outstanding at December 31, 2001:


                                        Outstanding                                                       Exercisable
------------------------------------------------------------------------------------------   --------------------------------------
                                                       Weighted             Weighted                                   Weighted
         Range of                                      Average               Average                                    Average
         Exercise                   Number            Remaining             Exercise                 Number            Exercise
          Prices                 Outstanding           Life (*)               Price               Exercisable            Price
---------------------------   -----------------   ------------------   -------------------   -------------------   ----------------
       $3.00 - $5.00              3,338,650            5.29                 $ 4.64                  2,504,400          $ 4.71
       $5.50 - $9.00              1,127,500            4.00                   7.83                    762,000            7.86
       $10.00 - $18.00              562,000            4.31                  14.32                    330,667           13.38
-----------------------------------------------------------------------------------------------------------------------------------
                                  5,028,150            4.89                 $ 6.44                  3,597,067          $ 6.17
===================================================================================================================================

(*) Weighted average contractual remaining life in years.


       The following table summarizes information about stock options outstanding at March 31, 2002:


                                        Outstanding                                                       Exercisable
------------------------------------------------------------------------------------------   --------------------------------------
                                                       Weighted             Weighted                                   Weighted
         Range of                                      Average               Average                                    Average
         Exercise                   Number            Remaining             Exercise                 Number            Exercise
          Prices                 Outstanding           Life (*)               Price               Exercisable            Price
---------------------------   -----------------   ------------------   -------------------   -------------------   ----------------
        (unaudited)                                  (unaudited)
       $3.00 - $5.00              2,677,050             4.85                $ 4.67                  2,502,400          $ 4.71
       $5.50 - $9.00              1,147,500             3.74                  7.79                    817,250            7.81
       $10.00 - $18.00              562,000             4.07                 14.32                    330,667           13.38
-----------------------------------------------------------------------------------------------------------------------------------
                                  4,386,550             4.46                $ 6.72                  3,650,317          $ 6.19
===================================================================================================================================

(*) Weighted average contractual remaining life in years.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


11.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       (g)    Options granted to non-employees

              On March 23, 2002, the Corporation granted certain compensatory stock options to an outside consultant for services to be rendered. The fair value of the options was estimated at the date of the grant to be $31,000 or $1.55 per share using the Black-Scholes option-pricing model with the following assumptions at the measurement date:


                Risk-free interest rate                          4.5%
                Expected life of the options                  2 years
                Expected volatility                             51.8%
                Expected dividend yield                          0.0%


              The estimated fair value of the options of $31,000 was recorded in contributed surplus and in prepaid expenses and other receivables and is being amortized as compensation expense over the period during which the services are being rendered.

       (h)    Options granted to employees

              For stock options granted to employees on or after January 1, 2002, had the Corporation recorded compensation expense based on the fair value of the options at the grant dates, the Corporation's results would have been as follows:


                                                      Three months ended
                                                        March 31, 2002
                                                      -------------------
                                                          (unaudited)
                Net loss
                      As reported                        $ (1,853,841)
                      Pro forma                          $ (1,855,184)

                Basic and diluted loss per share
                      As reported                        $      (0.17)
                      Pro forma                          $      (0.17)

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


11.    CAPITAL STOCK AND STOCK OPTIONS (continued)

       The weighted average estimated fair value at the date of the grant for employee options granted for the three months ended March 31, 2002 was $2.18 per share. The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions at the measurement date:


                Risk-free interest rate                          4.4%
                Expected life of the options                  5 years
                Expected volatility                             49.8%
                Expected dividend yield                          0.0%


       For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over their vesting period on a straight-line basis. The pro forma disclosure omits the effects of awards granted before the adoption of Section 3870.

12.    INCOME TAXES

       The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before taxes for the following reasons:


                                                     March 31,                                December 31,
                                                -------------------  --------------------------------------------------------------
                                                       2002                 2001                 2000                  1999
                                                -------------------  --------------------   ----------------    -------------------
                                                    (unaudited)
Loss before income taxes                           $ (1,836,969)         $ (4,068,759)         $ (340,999)          $ (2,650,049)
-----------------------------------------------------------------------------------------------------------------------------------

Combined basic federal and provincial rates              38.62%                41.75%              43.90%                 44.62%
-----------------------------------------------------------------------------------------------------------------------------------

Benefit based on statutory income tax rate             (709,437)           (1,698,707)           (149,700)            (1,182,450)
Decrease in tax benefit resulting from:
      Losses and temporary differences incurred
          in the year not tax affected                  702,041             1,668,900             124,900              1,182,450
      Permanent differences                               7,396                29,807              24,800                   --
      U.S. corporate and minimum tax                     16,872                15,685               5,063                  9,019
-----------------------------------------------------------------------------------------------------------------------------------
                                                   $     16,872          $     15,685          $    5,063           $      9,019
===================================================================================================================================

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


12.    INCOME TAXES (continued)

       The Corporation has accumulated income tax losses of approximately $12,059,000 as at December 31, 2001 that may be used to reduce future taxable income. The benefit of these losses has not been reflected in these financial statements. The loss carryforwards expire as follows:


                                    Canada       United States       Total
                               --------------  ----------------  -------------
                2004             $    91,000        $     --      $    91,000
                2006               1,935,000              --        1,935,000
                2007                 667,000              --          667,000
                2008                 872,000              --          872,000
                2011                       -           287,000        287,000
                2012                       -         2,147,000      2,147,000
                2018                       -           242,000        242,000
                2019                       -           519,000        519,000
                2020                       -         2,405,000      2,405,000
                2021                       -         2,894,000      2,894,000
                --------------------------------------------------------------
                                 $ 3,565,000        $8,494,000    $12,059,000
                ==============================================================


       The Corporation adopted effective January 1, 2000 the asset and liability method to recognize future tax assets and liabilities. There was no material impact on the financial statements of prior years resulting from the adoption of the asset and liability method. The tax effect of loss carryforwards and significant temporary differences representing future tax assets at March 31, 2002 and December 31, 2001 and 2000 are as follows:


                                                           March 31,                               December 31,
                                                      ---------------------     --------------------------------------------------
                                                              2002                       2001                      2000
                                                      ---------------------     -----------------------   ------------------------
                                                          (unaudited)
Tax benefit of loss carryforwards                         $ 4,868,760                  $4,471,740                $3,189,600
Capital assets                                                210,768                     187,165                    94,900
Restructuring charges                                         281,663                           -                         -
Share issue costs                                             219,197                     237,203                   268,000
Other                                                         131,510                     213,865                         -
----------------------------------------------------------------------------------------------------------------------------------
Total future tax asset                                      5,711,898                   5,109,973                 3,552,500

Valuation allowance                                         5,711,898                   5,109,973                 3,552,500
----------------------------------------------------------------------------------------------------------------------------------
Future tax asset or liability                             $      --                    $     --                 $      --
==================================================================================================================================


       The Corporation has determined that realization of the future income tax asset does not meet the "more likely than not" criteria for recognition and therefore a valuation allowance has been recorded against this future income tax asset.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


13.    CHANGES IN NON-CASH WORKING CAPITAL ITEMS

       The changes in non-cash working capital items consist of the following:


                                                      March 31,                                     December 31,
                                       ------------------------------------  -------------------------------------------------------
                                             2002               2001               2001                 2000               1999
                                       ------------------  ----------------  ------------------  -------------------  --------------
                                                    (unaudited)
Accounts receivable                       $   247,640        $ (463,316)        $  (208,195)        $ (2,309,497)       $ (250,386)
Government assistance receivable                 --                --             1,149,779           (1,023,706)             --
Prepaid expenses and other
      receivables                             476,202          (168,650)           (642,388)            (208,810)           79,076
Accounts payable and accrued
      liabilities                            (264,090)          119,033             917,887           (1,293,244)          713,230
Accrued restructuring charges                 704,158              --                  --                   --                --
Deferred revenue                                6,782            28,248            (242,790)            (139,136)          356,464
Restricted cash (Note 4)                         --                                  81,000                 --                --
-----------------------------------------------------------------------------------------------------------------------------------
                                          $ 1,170,692        $ (484,685)        $ 1,055,293         $ (4,974,393)       $  898,384
===================================================================================================================================


14.    RELATED PARTY TRANSACTIONS

       During 1999, the Corporation paid rent to a company controlled by certain directors and officers of the Corporation in the amount of $165,996. No rent was paid to these companies in the years ended December 31, 2001 and December 31, 2000.

       Prepaid expenses and other receivables include loans to officers of $20,168 as of March 31, 2002 and $496,636 as of December 31, 2001 (2000 -
       $18,033) and loans to employees of $30,225 as of March 31, 2002 and $42,492 as of December 31, 2001 (2000 - $3,235) for the purchase of shares in the Corporation. As of March 31, 2002, $488,104 of the amount outstanding as of December 31, 2001 had been repaid. Subsequent to March 31, 2002, $20,000 of the amount outstanding as of March 31, 2002 had been repaid and the remaining loans are due July 2002.

15.    COMMITMENTS

       The Corporation's commitments, primarily for occupancy costs, require future minimum payments as summarized below at March 31, 2002 and December 31, 2001:



                                               March 31,           December 31,
                                                 2002                 2001
                                       -------------------  -------------------
                                              (unaudited)
                2002                          $      --            $ 1,207,274
                2003                            1,218,260            1,132,234
                2004                            1,129,876            1,071,326
                2005                            1,111,979            1,104,510
                2006                            1,133,402            1,106,820
                Thereafter                      3,180,728            2,327,624
                ---------------------------------------------------------------
                                              $ 7,774,245          $ 7,949,788
                ===============================================================

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


16.    SEGMENTED INFORMATION

       The Corporation operates and manages its business in one industry - the financial services sector. The Corporation has two reportable segments being the Core business and the Brokerage business. In the Core business the Corporation creates and provides to institutional customers trade execution software and a network for connecting to various exchanges and other markets in North America. The Brokerage business involves the execution of exchange-traded equity and index options on the Chicago Board Options Exchange.

       The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note 2). The Corporation evaluates performance of the Core business and the Brokerage business based on several factors, of which the primary financial measures are revenue and operating earnings (loss) from continuing operations. The Corporation defines operating earnings (loss) as earnings
       (loss) from continuing operations before amortization, interest expense, interest income, income taxes and other non-recurring items.

       (a)    Industry segments


                                                                                Three months ended March 31, 2002
                                                            -----------------------------------------------------------------------
                                                                    Core                   Brokerage                 Total
                                                            ----------------------   ----------------------  ----------------------
                                                                                          (unaudited)
External revenues
      Subscription fees                                          $ 2,851,885               $        -              $2,851,885
      Transaction fees                                             2,924,155                        -               2,924,155
      Commissions                                                          -                  998,369                 998,369
      Other                                                          309,963                   17,229                 327,192
---------------------------------------------------------------------------------------------------------------------------------
Total external revenues                                          $ 6,086,003               $1,015,598              $7,101,601
=================================================================================================================================

Operating loss from
      continuing operations                                      $  (310,992)              $  (79,318)             $ (390,310)
Amortization                                                                                                          488,669
Restructuring charges                                                                                                 842,620
Interest expense                                                                                                      138,151
Interest income                                                                                                       (22,781)
---------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations
      before income taxes                                                                                         $(1,836,969)
=================================================================================================================================

Total assets                                                     $13,927,055               $1,744,258             $15,671,313
Capital asset expenditures                                       $   727,556               $   10,392             $   737,948

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


16.    SEGMENTED INFORMATION (continued)

       (a)    Industry segments (continued)


                                                                                Three months ended March 31, 2001
                                                            -----------------------------------------------------------------------
                                                                    Core                   Brokerage                 Total
                                                            ----------------------   ----------------------  ----------------------
                                                                                          (unaudited)
External revenues
      Subscription fees                                          $ 2,348,316               $     --                $ 2,348,316
      Transaction fees                                             1,861,258                     --                  1,861,258
      Other                                                          340,508                     --                    340,508
-----------------------------------------------------------------------------------------------------------------------------------
Total external revenues                                          $ 4,550,082               $     --                $ 4,550,082
===================================================================================================================================

Operating earnings from
      continuing operations                                       $  292,268               $     --                $   292,268
Amortization                                                                                                           399,602
Interest expense                                                                                                       116,256
Interest income                                                                                                         98,385
-----------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations
      before income taxes                                                                                          $  (125,205)
===================================================================================================================================

Total assets                                                     $19,524,160               $     --                $19,524,160
Capital asset expenditures                                       $   346,119               $     --                $   346,119

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


16.    SEGMENTED INFORMATION (continued)

       (b)    Industry segments (continued)


                                                                                Year ended December 31, 2001
                                                            -----------------------------------------------------------------------
                                                                    Core                    Brokerage                    Total
                                                            ----------------------    ----------------------     ------------------
                                                                                            (unaudited)
External revenues
      Subscription fees                                          $10,595,561               $      --                  $10,595,561
      Transaction fees                                             8,900,156                      --                    8,900,156
      Commissions                                                       --                   3,593,898                  3,593,898
      Software development and installation                          771,996                      --                      771,996
      Other                                                          519,147                    79,313                    598,460
-----------------------------------------------------------------------------------------------------------------------------------
Total external revenues                                          $20,786,860               $ 3,673,211               $ 24,460,071
===================================================================================================================================

Operating earnings (loss) from
      continuing operations                                      $  (933,546)              $   164,704               $   (768,842)
Amortization                                                                                                            1,799,338
Write-down of leasehold improvements                                                                                      153,195
Interest expense                                                                                                          466,048
Interest income                                                                                                          (311,965)
-----------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations
      before income taxes                                                                                            $ (2,875,458)
===================================================================================================================================

Total assets                                                     $14,628,382               $ 2,822,133               $ 17,450,515
Capital asset expenditures                                       $ 2,670,243               $     8,862               $  2,679,105
Goodwill additions                                               $      --                 $   417,973               $    417,973

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


16.    SEGMENTED INFORMATION (continued)

       (a)    Industry segments (continued)

              For the years ended December 31, 2000 and 1999 the Brokerage business was not in existence and thus only information relating to the Core business is presented in the following table:


                                                                                          2000                          1999
                                                                                          Core                          Core
                                                                               ----------------------       -----------------------
External revenues
      Subscription fees                                                              $  6,080,239                  $  4,526,458
      Transaction fees                                                                  3,276,096                       643,227
      Software development
          and installation                                                              2,059,348                       667,150
      Other                                                                               535,346                        67,264
-----------------------------------------------------------------------------------------------------------------------------------
Total external revenues                                                              $ 11,951,029                  $  5,904,099
-----------------------------------------------------------------------------------------------------------------------------------

Operating earnings (loss)
      from continuing operations                                                     $  1,163,106                  $ (2,292,835)
Amortization                                                                              841,279                       219,591
Write-down of leasehold improvements                                                         --                         112,500
Interest expense                                                                          166,393                        25,123
Stock exchange listing costs                                                              525,198                          --
Interest income                                                                          (226,993)                         --
-----------------------------------------------------------------------------------------------------------------------------------
Loss from continuing operations
      before income taxes                                                            $   (142,771)                 $ (2,650,049)
-----------------------------------------------------------------------------------------------------------------------------------

Total assets                                                                         $ 15,459,525                  $  2,869,254
Capital asset expenditures                                                           $  3,981,563                  $    582,592
Goodwill additions                                                                   $    480,104                  $       --

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


16.    SEGMENTED INFORMATION (continued)

       (b)    Geographic segments

              The Corporation's external revenues by geographic region are based on the region in which the revenue is transacted. The total assets and capital assets are allocated based on the geographic area in which the Corporation operates:


                                                                            Three Months Ended March 31, 2002
                                                        ---------------------------------------------------------------------------
                                                                Canada                   United States               Total
                                                        ----------------------    --------------------------    -------------------
                                                                                         (unaudited)
External revenues
      Subscription fees                                       $1,727,659                  $1,124,226               $ 2,851,885
      Transaction fees                                           443,163                   2,480,992                 2,924,155
      Commissions                                                   --                       998,369                   998,369
      Software development and
          installation                                            26,000                       8,755                    34,755
      Other                                                      176,795                     115,642                   292,437
-----------------------------------------------------------------------------------------------------------------------------------
Total external revenues                                       $2,373,617                  $4,727,984               $ 7,101,601
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                  $8,124,357                  $7,546,956               $15,671,313
-----------------------------------------------------------------------------------------------------------------------------------
Capital assets                                                $3,910,635                  $  986,606               $ 4,897,241
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             Three Months Ended March 31, 2001
                                                         ---------------------------------------------------------------------------
                                                              Canada                     United States               Total
                                                         ---------------------    --------------------------    -------------------
                                                                                          (unaudited)
External revenues
      Subscription fees                                       $ 1,355,066                 $  993,250               $ 2,348,316
      Transaction fees                                            274,259                  1,586,999                 1,861,258
      Software development and
          installation                                            103,347                    131,357                   234,704
      Other                                                        98,579                      7,225                   105,804
------------------------------------------------------------------------------------------------------------------------------------
Total external revenues                                       $ 1,831,251                 $2,718,831               $ 4,550,082
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                  $14,709,205                 $4,814,955               $19,524,160
------------------------------------------------------------------------------------------------------------------------------------
Capital assets                                                $ 3,001,268                 $  726,289               $ 3,727,557
------------------------------------------------------------------------------------------------------------------------------------

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


16.    SEGMENTED INFORMATION (continued)

       (b)    Geographic segments (continued)


                                                                                Year ended December 31, 2001
                                                         ---------------------------------------------------------------------------
                                                                 Canada                 United States                 Total
                                                         ----------------------    -----------------------    ----------------------
External revenues
      Subscription fees                                        $6,511,498                $ 4,084,063               $10,595,561
      Transaction fees                                          1,336,558                  7,563,598                 8,900,156
      Commissions                                                    --                    3,593,898                 3,593,898
      Software development and
          installation                                            446,895                    325,101                   771,996
      Other                                                       489,850                    108,610                   598,460
------------------------------------------------------------------------------------------------------------------------------------
Total external revenues                                        $8,784,801                $15,675,270               $24,460,071
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                   $8,512,615                $ 8,937,900               $17,450,515
------------------------------------------------------------------------------------------------------------------------------------
Capital assets                                                 $3,745,797                $   902,165               $ 4,647,962
------------------------------------------------------------------------------------------------------------------------------------
Goodwill additions                                             $     --                  $   417,973               $   417,973
------------------------------------------------------------------------------------------------------------------------------------

                                                                                Year ended December 31, 2000
                                                         ---------------------------------------------------------------------------
                                                                 Canada                 United States                 Total
                                                         ----------------------    -----------------------    ----------------------
External revenues
      Subscription fees                                        $ 3,213,497                 $2,866,742               $ 6,080,239
      Software development and
          installation                                           1,782,546                    276,802                 2,059,348
      Other                                                        523,371                     11,975                   535,346
------------------------------------------------------------------------------------------------------------------------------------
Total external revenues                                        $ 5,519,414                 $3,155,519               $ 8,674,933
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                   $11,831,898                 $3,627,627               $15,459,525
------------------------------------------------------------------------------------------------------------------------------------
Capital assets                                                 $ 3,112,179                 $  639,003               $ 3,751,182
------------------------------------------------------------------------------------------------------------------------------------
Goodwill additions                                             $      --                   $ 480,104                $   480,104
------------------------------------------------------------------------------------------------------------------------------------

                                                                                Year ended December 31, 1999
                                                         ---------------------------------------------------------------------------
                                                                 Canada                 United States                 Total
                                                         ----------------------    -----------------------    ----------------------
External revenues
      Subscription fees                                        $2,012,436                 $2,514,022                $4,526,458
      Transaction fees                                            202,527                    440,700                   643,227
      Software development and installation                       415,400                    251,750                   667,150
      Other                                                        50,011                     17,253                    67,264
------------------------------------------------------------------------------------------------------------------------------------
Total external revenues                                        $2,680,374                 $3,223,725                $5,904,099
------------------------------------------------------------------------------------------------------------------------------------
Total assets                                                   $2,067,073                 $  802,181                $2,869,254
------------------------------------------------------------------------------------------------------------------------------------
Capital assets                                                 $  958,500                 $  186,698                $1,145,198
------------------------------------------------------------------------------------------------------------------------------------

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


17.    FINANCIAL INSTRUMENTS

       Fair value of financial instruments

       Accounts receivable, government assistance receivable, accounts payable and accrued liabilities and bank loan are all short-term in nature and, as such, their carrying values approximate fair value. Other financial instruments are recorded at amounts which approximate fair value.

       Foreign currency risk

       The Corporation operates internationally and as such is exposed to fluctuations in foreign exchange rates. The Corporation does not currently use financial instruments to limit its exposure to fluctuations in foreign exchange rates.

       Interest rate risk

       The Corporation is subject to interest rate risk on its short-term investments. Fluctuations in interest rates impact the market value of the short-term investments. Any increase or decrease in the market value affects short-term investments to the extent they are converted to cash prior to maturity.

       The Corporation is subject to interest rate price risk on the bank loan. The Corporation does not use derivative instruments to reduce its exposure to interest rate risk.

       Credit risk

       The Corporation is subject to risk of non-payment of accounts receivable. The Corporation mitigates this risk by monitoring the credit worthiness of its clientele monthly as subscription and transaction fees are generated.

       At March 31, 2002, amounts due from five customers accounted for 44% of total accounts receivable. For the period ended March 31, 2002, one customer accounted for approximately 15% of total revenue.

       At December 31, 2001, amounts due from five customers accounted for 47.0% of total accounts receivable (December 31, 2000 - two customers for 26.8%). For the year ended December 31, 2001, one customer accounted for approximately 10% of total revenues (December 31, 2000 - one customer for approximately 16%).

18.    COMPARATIVE FIGURES

       Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

                           BELZBERG TECHNOLOGIES INC.
                 Notes to the Consolidated Financial Statements
       (Information as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 is unaudited)
                             (in Canadian dollars)
--------------------------------------------------------------------------------


19.    SUBSEQUENT EVENTS

       On April 16, 2002, the Corporation completed a private placement of 2,730,000 units consisting of one common share and one-quarter of one share purchase warrant of the Corporation to be issued without additional payment upon the exercise or deemed exercise of the special warrants previously issued by the Corporation at a price of $5.25 per special warrant for gross proceeds of $14,332,500 to the Corporation. Each whole share purchase warrant will entitle the holder to purchase an additional common share at a price of $5.50 per share expiring October 16, 2003.

       In addition, the Corporation issued to the Underwriters compensation warrants which entitle the holders to acquire compensation options to purchase 177,450 units at a price of $5.25 per unit expiring October 16, 2003.

                         CERTIFICATE OF THE CORPORATION



Dated:   June 12, 2002

         The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the Securities Act (Ontario) and the regulations thereunder.





   (Signed) "Sidney H. Belzberg"             (Signed) "Lawrence J. Cyna"
-----------------------------------       -----------------------------------
Chairman & Chief Executive Officer             Chief Financial Officer






                       On behalf of the Board of Directors


      (Signed) "Donald Wilson"                (Signed) "Alicia Belzberg"
-----------------------------------       -----------------------------------
             Director                                  Director

                           CERTIFICATE OF UNDERWRITERS



Dated:   June 12, 2002

         To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part XV of the Securities Act (Ontario) and the regulations thereunder.





HAYWOOD SECURITIES INC.               SPROTT SECURITIES INC.





By: (Signed)  "John Willett"           By: (Signed)  "Jeffrey Kennedy"
    ----------------------------           -----------------------------